Molino Papel Escribir, Imprimir, Embalar
Teléfono (043) 401224 - 401221
Planta Sacos
Teléfono (043) 401235 - 401236
Planta Bolsas
Teléfono (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfono (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfono (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfono (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050,
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

04054050

SEC MAIL PROCESSING
RECEIVED
DEC 2 0 2004
WASH. D.C. 202 SECTION

Rule 12g3-2 (b) File N° 82-4240

Caracas, December 16 2004

BEST AVAILABLE COPY

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

PROCESSED
JAN 05 2005
THOMSON
FINANCIAL

Very truly yours,

Leticia Level G.
Corporate Planning Manager

Molino Papel Escribir, Imprimir, Embalar
Teléfono (043) 401224 - 401221
Planta Sacos
Teléfono (043) 401235 - 401236
Planta Bolsas
Teléfono (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfono (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfono (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfono (02) 9012418 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Vene
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 27 de Octubre de 2004

2004 OCT 28 PM 3:43
ARCHIVO
RECIBIDO

Señores
Comisión Nacional de Valores
Dirección de Administración
Ciudad.-

Att. Luis Delgado Contreras

De acuerdo a su comunicación de fecha 27-10-2004 (CNV-A-218), anexo a la presente encontrara planilla de deposito del Banco Provincial por la cantidad de **Siete Millones Cuatrocientos Diez Mil Bolívares con 00/100 (Bs. 7.410.000.00),** correspondiente a la cancelación de 300 unidades tributarias a razón de 24.700.00 c/u.

Sin más que agregar.

Atentamente,

Leticia Level
Gerente de Planificación Corporativa
llevel@manpa.com.ve
Teléfono: 0212-9012245
Fax: 0212-9012317

COMISION NACIONAL
DE VALORES

2004 OCT 28 PM 3:43

ARCHIVO
RECIBIDO

BBVA Banco Provincial

DEPOSITO EN CUENTA ☐ AHORRO ☐ CORRIENTE

FECHA: 27 10 04

Mampa
NOMBRE DEL DEPOSITANTE

FIRMA DEL DEPOSITANTE   FIRMA Y SELLO DEL CAJERO

SON: Siete Millones cuatrocientos Diez Mil con 0/100 BOLIVARES.

CODIGO CUENTA CLIENTE: 0108 0027 71 0100404726

ENTREGA PARA EL HABER DE LA CUENTA A NOMBRE DE: CLIENTE (S)
Comision Nacional de Valores

CHEQUES SOBRE OTROS BANCOS

Nº CHEQUE	CODIGO CUENTA CLIENTE	NOMBRE DEL BANCO	IMPORTE Bs.
87268364	0102...22125	Venezolano de Credito	7.410.000,00

BANCO PROVINCIAL
OFICINA
27 OCT 2004
RECIBIDO
3

☐ VER ANEXO DE ESTA PLANILLA

TOTAL GENERAL 7.410.000,00

SEGUN SEA EL DESTINO DEL DEPOSITO, ESTE SE RIGE POR EL CONTRATO DE CUENTA CORRIENTE BANCARIA CELEBRADO ENTRE EL BANCO PROVINCIAL, S.A. BANCO UNIVERSAL (EL BANCO) Y EL CLIENTE TITULAR DE LA CUENTA CORRIENTE IDENTIFICADA EN ESTA PLANILLA O, SI FUERE EL CASO, POR EL CORRESPONDIENTE REGLAMENTO PARA CUENTAS DE AHORRO QUE LE RESULTE APLICABLE A LA CUENTA CUYO NUMERO APARECE INDICADO EN ESTA PLANILLA. PARA QUE ESTE DEPOSITO TENGA VALIDEZ, NO DEBE PRESENTAR ENMIENDAS, DEBE ESTAR FIRMADO POR EL CAJERO, VALIDADO Y SELLADO CON EL SELLO DEL BANCO.

27-10-2004/B633/Z3ZD/VP24040 /000010039/0108-0027-71-0100404726
COMISION NACIONAL DE VALORES
EF***************0 CH*******7,410,000.0 TOT******7,410,000.00

000010039 ← (REFERENCIA PARA CONCILIAR SU ESTADO DE CUENTA)

CAPITAL 89.461.552.000,00 - CARACAS - VENEZUELA

Molino Papel Escribir, Imprimir, Embalar
Teléfono (043) 401224 - 401221
Planta Sacos
Teléfono (043) 401235 - 401236
Planta Bolsas
Teléfono (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfono (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfono (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfono (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Vene.
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2004 OCT 28 PM 3:43
ARCHIVO
RECIBIDO

Caracas, 28 de Octubre de 2004

Señores
Comisión Nacional de Valores
Dirección de Administración
Ciudad.-

Att. Luis Delgado Contreras

Anexo a la presente encontrara planilla de deposito del Banco Provincial por la cantidad de **Dos Millones Cuatrocientos Setenta Mil Bolívares con 00/100 (Bs. 2.470.000.00),** por concepto de contribución anual emisión de acciones (100 UT * Bs. 24.700.00 c/u).

Sin más que agregar.

Atentamente,

Leticia Level
Gerente de Planificación Corporativa
llevel@manpa.com.ve
Teléfono: 0212-9012245
Fax: 0212-9012317

COMISIÓN NACIONAL DE VALORES

2004 OCT 28 PM 3: 43

ARCHIVO
RECIBIDO

BBVA Banco Provincial

DEPOSITO EN CUENTA ☐ AHORRO ☐ CORRIENTE

FECHA: 28/10/04

Mario

NOMBRE DEL DEPOSITANTE

FIRMA DEL DEPOSITANTE

FIRMA Y SELLO DEL CAJERO

SON: Dos millones Cuatrocientos Setenta mil bolívares con 00/100 BOLIVARES.

CODIGO CUENTA CLIENTE

0 1 0 8 0 0 2 7 7 1 0 1 0 0 4 0 4 7 2 6

ENTREGA PARA EL HABER DE LA CUENTA A NOMBRE DE: CLIENTE (S)

Comisión Nacional de Valores

CHEQUES SOBRE OTROS BANCOS

Nº DEL CHEQUE	CODIGO CUENTA CLIENTE	NOMBRE DEL BANCO	IMPORTE Bs.
60368366	0104 0015 10222125	Venezolano	2.470.000

CLIENTE

SEGUN SEA EL DESTINO DEL DEPOSITO, ESTE SE RIGE POR EL CONTRATO DE CUENTA CORRIENTE BANCARIA CELEBRADO ENTRE EL BANCO PROVINCIAL, S.A. BANCO UNIVERSAL (EL BANCO) Y EL CLIENTE TITULAR DE LA CUENTA CORRIENTE IDENTIFICADA EN ESTA PLANILLA O, SI FUERE EL CASO, POR EL CORRESPONDIENTE REGLAMENTO PARA CUENTAS DE AHORRO QUE LE RESULTE APLICABLE A LA CUENTA CUYO NUMERO APARECE INDICADO EN ESTA PLANILLA. PARA QUE ESTE DEPOSITO TENGA VALIDEZ, NO DEBE PRESENTAR ENMIENDAS, DEBE ESTAR FIRMADO POR EL CAJERO, VALIDADO Y SELLADO CON EL SELLO DEL BANCO.

10-2004/8633/Z32C/VP24608 /000010043/0108-0027-71-0100404726
ISION NACIONAL DE VALORES
*************0 CH******2,470,000.0 10T******2,470,000.00

☐ VER ANEXO DE ESTA PLANILLA

TOTAL GENERAL Bs. 2.470.000

000010043 ⟵ (REFERENCIA PARA CONCILIAR SU ESTADO DE CUENTA)

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 13 de octubre de 2004

2004 OCT 14 AM 9: 35
ARCHIVO
RECIBIDO
COMISION NACIONAL DE VALORES

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Anexo a la presente le remito los documentos que se relacionan a continuación, correspondientes a la Asamblea General Extraordinaria de esta compañía, celebrada el 01 de octubre de 2004:

- *Aviso de la convocatoria a la Asamblea publicado en un (1) diario de mayor circulación nacional.*
- *Aviso del pago del dividendo extraordinario en efectivo de Bs. 5,oo por acción, publicado en un (1) diario de mayor circulación nacional.*
- *Registro Mercantil de la Asamblea.*

Participación que hacemos a usted conforme a lo previsto en el Ordinal 2o. del Artículo 4° de las "Normas Relativas a la Información Financiera Periódica u Ocasional que deben suministrar las Sociedades cuyos Títulos Valores se encuentren en el Registro Nacional de Valores".

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2410 – correo electrónico: ngonzalez@manpa.com.ve

EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO · PREMIO A LA EXCELENCIA DE LA SND · PREMIO INTERNACIONAL DE INFOGRAFIA MALOFIEJ 2004

SABADO 25 DE SEPTIEMBRE DE 2004, CARACAS, VENEZUELA - AÑO XCV - Nº 34.201 - DEPOSITO LEGAL PP-190901DF43

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,00
Capital Suscrito Bs. 22.940.094.240,00
Capital Pagado Bs. 22.940.094.240,00

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 01 de Octubre de 2004**, a las **11:30 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO ÚNICO: Acordar un dividendo extraordinario a repartir a los accionistas de acuerdo con la proposición que presentará la Junta Directiva y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que la proposición de la Junta Directiva a que se refiere esta convocatoria está a su disposición en las oficinas de la compañía desde la fecha de la publicación de la presente.

Caracas, 25 de septiembre de 2004

Por LA JUNTA DIRECTIVA
CARLOS DELFINO T.
Presidente

2004 OCT 14 AM 9: 35

EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO • PREMIO A LA EXCELENCIA DE LA SND • PREMIO INTERNACIONAL DE INFOGRAFIA MALOFIEJ 2004

SABADO 2 DE OCTUBRE DE 2004, CARACAS, VENEZUELA - AÑO XCV - Nº 34.208 - DEPOSITO LEGAL PP-I9090IDF43

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 922 de fecha 01 de octubre de 2004 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 01 de octubre de 2004 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario en efectivo de Cinco Bolívares (Bs. 5,00) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2003, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, *es decir el 8 de octubre de 2004 (fecha límite de transacción con beneficio)*, pagadero al cuarto día hábil siguiente a esa fecha, es decir a partir del 15 de octubre de 2004 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 2 de octubre de 2004

2004 OCT 14 AM 9: 35

Dividendos en Efectivo

	Año 1996	Año 1997	Año 1998	Año 1999	Año 2000	Año 2001	Año 2002	Año 2003	Jun-04
Dividendos por Acción (Bs.)	1,10	2,00	1,00	1,00	1,50	2,00	9,00	10,00	6,00

Dividendos en Acciones

	Año 1996	Año 1996	Año 1998
Dividendos en Acciones	1 por 2	1 por 1	16,75 de CIE por 28 de MANPA

Acciones en Circulación al 30/06/2004

2.294.009.424

Molino Papel Escribir, Imprimir, Embalar
Teléfono (043) 401224 - 401221
Planta Sacos
Teléfono (043) 401235 - 401236
Planta Bolsas
Teléfono (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfono (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfono (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfono (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezue
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2004 NOV 16 PM 3: 36
RECIBIDO

Caracas, 15 de noviembre de 2004.

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Dra. Aida Lamus

Estimados señores:

Anexo a la presente sírvase encontrar la documentación abajo detallada relacionada con la emisión de Papeles Comerciales 2004-I al portador, de Manufacturas de Papel C.A.(MANPA), S.A.C.A:

1) Contrato de Agente Custodio

2) Contrato de Representante Común Provisional de los Tenedores de Papeles Comerciales.

3) Contrato de Colocación

Adicionalmente, encontrarán diez (10) Prospectos de esta Emisión de Papeles Comerciales.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente

Leticia Level
Gerente de Planificación Corporativa
llevel@manpa.com.ve
Tel. 901.2335 / 901.2245
Fax 901.2317

Molino Papel Escribir, Imprimir, Embalar
Teléfono (043) 401224 - 401221
Planta Sacos
Teléfono (043) 401235 - 401236
Planta Bolsas
Teléfono (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfono (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfono (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfono (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2004 NOV 16 PM 3: 35
ARCHIVO
RECIBIDO

Caracas, 15 de noviembre de 2004.

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Dra. Aida Lamus

Estimados señores:

Anexo a la presente sírvase encontrar la certificación de las condiciones y modalidades y demás para la Primera Serie de la emisión de Papeles Comerciales 2004-I al portador, de Manufacturas de Papel C.A.(MANPA), S.A.C.A.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Leticia Level
Gerente de Planificación Corporativa
llevel@manpa.com.ve
Tel. 901.2335 / 901.2245
Fax 901.2317

Molino Papel Escribir, Imprimir, Embalar
Teléfono (043) 401224 - 401221
Planta Sacos
Teléfono (043) 401235 - 401236
Planta Bolsas
Teléfono (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfono (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfono (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfono (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2004 NOV 16 PM 3:35
ARCHIVO
RECIBIDO

Caracas, 15 de noviembre de 2004.

CERTIFICACION

Yo, Juan Antonio Lovera, venezolano, mayor de edad, de este domicilio, titular de la Cédula de Identidad N° 5.534.882, actuando en mi carácter de Vicepresidente Corporativo de Finanzas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y de acuerdo a las atribuciones conferidas a mi persona según acta de Junta Directiva de fecha 24 de septiembre de 2004 declaro:

Las condiciones, modalidades y demás para la Primera Serie de la emisión de Papeles Comerciales 2004-I son las siguientes:

Títulos:	Papeles Comerciales al Portador
Monto total autorizado de la emisión:	Cinco Mil Millones de Bolívares con 00/100 (Bs. 5.000.000.000,00)
Monto total de la Primera Serie :	Tres Mil Millones de Bolívares (Bs. 3.000.000.000,00)
Tipo de colocación:	Colocación a mayores esfuerzos, actuando como agente de colocación: Valores Vencred Casa de Bolsa S.A.

Esta serie está representada por un Titulo Unico por el monto de Bs. 3.000.000.000.00, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de Inversionistas que posea la serie.

Lugar y fecha de emisión:	Caracas, 23 de noviembre de 2004.
Fecha de vencimiento:	Caracas, 21 de febrero de 2005.
Plazo:	90 días
Precio de la colocación:	A descuento

2004 NOV 16 PM 3:35
ARCHIVO
RECIBIDO

Rendimiento:	El respectivo rendimiento de los títulos se fijara con dos (02) días de anterioridad a la fecha de inicio de la colocación, la cual será publicada mediante aviso de prensa, el día de la colocación. El mismo se calculará en base al mes de treinta (30) días, año de trescientos sesenta días (360)
Lugar de pago:	El Valor Nominal de los títulos, serán pagados a su vencimiento, contra presentación del certificado de custodia, en las oficinas de Manufacturas de Papel, C.A. (Manpa) S.A.C.A. ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaito – Caracas, Teléfono 9012245

Queda entendido que la colocación primaria de la serie cuyas características se han descrito se realizará el 23 de noviembre de 2004 y que deberá cumplirse a este respecto la normativa existente en materia de mercado de capitales y específicamente, a lo dispuesto en las "Normas Relativas a la Emisión, Oferta Publica y Negociación de Papeles Comerciales" emanadas de la Comisión Nacional de Valores.

Plazo de oferta:	Quince (15) días continuos a partir del 23 de noviembre de 2004.

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas
jlovera@manpa.com.ve
Teléfono: 901 23 35 FAX: 901 23 17

Molino Papel Escribir, Imprimir, Embalar
Teléfono (043) 401224 - 401221
Planta Sacos
Teléfono (043) 401235 - 401236
Planta Bolsas
Teléfono (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfono (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfono (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfono (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2004 NOV 16 PM 3:35
RECIBIDO

Caracas, 15 de Noviembre de 2004.

SEÑORES
COMISION NACIONAL DE VALORES
Oferta Pública de Títulos Valores
Ciudad.-

Atención: Dra. Aida Lamus

Estimados señores:

Anexo a la presente sírvase encontrar un (01) original y tres (3) copias del Aviso de Prensa correspondiente a la emisión 2004-I de Papeles Comerciales al portador de Manufacturas de Papel C.A (MANPA), S.A.C.A. para su aprobación y respectivo sello de *Publicidad Autorizada por la Comisión Nacional de Valores*.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Leticia Level
Gerente de Planificación Corporativa
llevel@manpa.com.ve
Tel. 901.2335 / 901.2245
Fax 901.2317

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado:	Bs. 45.880.188.480,oo
Capital Pagado:	Bs. 22.940.094.240,oo
Capital Suscrito:	Bs. 22.940.094.240,oo

2004 NOV 19 PM 3: 35

ARCHIVO RECIBIDO

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR EMISION 2004-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el 27 de Octubre de 2.004 según Resolución No. 139-2004, por un monto máximo de Bs. 5.000.000.000,00 y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.

La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 25 de Abril de 2.003 aprobó y faculto a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No. 971 celebrada el 24 de septiembre de 2.004.

El Vicepresidente Corporativo de Finanzas de MANPA, el 15 de noviembre de 2.004, mediante atribuciones conferidas en reunión de Junta Directiva del 24 de septiembre de 2.004, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE I
BS. 3.000.000.000,oo

La presente serie está representada por un Titulo Unico por el monto de Bs. 3.000.000.000,oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.

El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: A descuento

RENDIMIENTO
%
Base 360 Días

LUGAR Y FECHA DE EMISION: Caracas, 23 de noviembre de 2004
FECHA DE VENCIMIENTO:Caracas, 21 de Febrero de 2005
PLAZO: 90 días
FORMA DE PAGO: Valor Nominal pagadero al vencimiento

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	**Categoría "A" Subcategoría "A1"**
CLASIFICADORES ASOCIADOS S&S, C.A	**Categoría "A" Subcategoría "A2"**

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mínimo de la inversión no podrá ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

COLOCACIÓN A MAYORES ESFUERZOS
AGENTE DE COLOCACION

VALORES VENCRED CASA DE BOLSA, S.A.

Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste
Telfs: 806.68.60 806.68.71

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado.
La colocación primaria de los títulos se iniciará el 23 de noviembre de 2.004, con un plazo de 15 días continuos.
Publicidad Autorizada por la Comisión Nacional De Valores

Molino Papel Escribir, Imprimir, Embalar
Teléfono (043) 401224 - 401221
Planta Sacos
Teléfono (043) 401235 - 401236
Planta Bolsas
Teléfono (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfono (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfono (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfono (02) 9012416 - (043) 401380 - 401381

MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2004 OCT 29 PM 1:19
ARCHIVO
RECIBIDO

Caracas, 29 de Octubre de 2004.

Señores:
COMISIÓN NACIONAL DE VALORES - CNV
Presente.-

Atn. Registro Nacional de Valores

1. Estados Financieros Consolidados Reexpresados al 30 de Septiembre de 2004.
2. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 30 de Septiembre de 2004, en Bolívares Reexpresados.
3. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 30 de Septiembre de 2003, en Bolívares Reexpresados.
4. Estados Consolidados de Flujos de Efectivo para el período comprendido entre el 01 de Enero y el 30 de Septiembre de los años 2003 y 2004, en Bolívares Reexpresados.
5. Estados Financieros Consolidados Históricos al 30 de Septiembre de 2004.
6. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 30 de Septiembre de 2004, en Bolívares Históricos.
7. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 30 de Septiembre de 2003, en Bolívares Históricos.
8. Estados Consolidados de Flujos de Efectivo para el período comprendido entre el 01 de enero y el 30 de Septiembre de los años 2003 y 2004, en Bolívares Históricos.

Sin más a que referirme, queda de usted,

Atentamente,

LETICIA LEVEL
GTE. PLANIFICACIÓN CORP.
Teléfono: 901 22 45 Fax 901 23 17
llevel@manpa.com.ve

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2004
INTERINO PRELIMINAR
(En Miles de Bs.)

ARCHIVO RECIBIDO
2004 OCT 29 PM 9
COMISION NACIONAL DE VALORES

	3er. Trimestre 2004	3er. Trimestre 2003
Ventas Netas	318.910.557	274.662.168
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	192.961.660	168.251.164
Gastos de Administración	9.923.170	10.412.401
Gastos de Ventas	32.612.953	25.473.688
TOTAL COSTOS Y GASTOS OPERATIVOS	**235.497.783**	**204.137.253**
UTILIDAD ANTES INT./IMP./DEP. Y AMORT.	**83.412.774**	**70.524.915**
DEPRECIACION Y AMORTIZACION	**13.012.683**	**13.178.667**
UTILIDAD OPERACIONAL	**70.400.091**	**57.346.248**
OTROS INGRESOS/(GASTOS)		
Otros - neto	-12.858.725	-37.654.132
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO		
Intereses Ganados	270.229	385.484
Intereses Gastos	-2.537.134	-5.542.304
Diferencias en cambio - neto	3.266.705	3.333.259
Ganancia (Pérdida) monetaria	-1.130.681	4.362.054
TOTAL INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO	**-130.881**	**2.538.493**
UTILIDAD ANTES DE ISLR	**57.410.485**	**22.230.609**
Provisión ISLR	12.975.334	5.572.233
UTILIDAD NETA	**44.435.151**	**16.658.376**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

COMISION NACIONAL
DE VALORES

2004 OCT 29 PM 1:19

ARCHIVO
RECIBIDO

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO REEXPRESADO
AL 30 DE SEPTIEMBRE DE 2004
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2004
INTERINO PRELIMINAR
(En Miles de Bs.)

	3er. Trimestre 2004	3er. Trimestre 2003
ACTIVO		
CIRCULANTE		
Efectivo y Valores Negociables	45.860.669	22.861.472
Cuentas por Cobrar Comerciales	63.756.614	60.117.690
Otras Cuentas por Cobrar	6.006.482	6.722.584
Inventarios	57.615.512	55.199.432
Gastos Pagados por Anticipado	3.980.732	1.479.477
Anticipo a Proveedores	8.350.725	3.691.255
TOTAL ACTIVO CIRCULANTE	**185.570.734**	**150.071.910**
Inversiones	15.085.192	14.690.525
ACTIVO FIJO NETO	**465.708.195**	**479.790.100**
Otros Activos	1.426.819	3.518.503
TOTAL ACTIVOS	**667.790.940**	**648.071.038**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

COMISIÓN NACIONAL ...
2004 OCT 29 PM 1:19
ARCHIVO
RECIBIDO

BALANCE GENERAL CONSOLIDADO REEXPRESADO
AL 30 DE SEPTIEMBRE DE 2004
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2004
INTERINO PRELIMINAR
(En Miles de Bs.)

	3er. Trimestre 2004	3er. Trimestre 2003
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	26.408.948	4.905.042
Porción Circulante Préstamos Largo Plazo	2.657.100	2.038.734
Cuentas por Pagar Comerciales	37.367.134	51.026.171
Otras Cuentas por Pagar	9.215.279	8.369.878
Dividendos	448.277	3.248.570
Otros	6.762.301	6.692.722
TOTAL PASIVO CIRCULANTE	**82.859.039**	**76.281.117**
ISLR POR PAGAR		
ISLR por pagar	6.773.710	7.132.449
TOTAL ISLR POR PAGAR	**6.773.710**	**7.132.449**
PASIVO A LARGO PLAZO		
Préstamos a Largo Plazo	0	5.475.404
Prestaciones Sociales y Otras Reservas	12.010.377	16.363.127
Otros Pasivos	1.550.320	1.625.028
TOTAL PASIVO A LARGO PLAZO	**13.560.697**	**23.463.560**
TOTAL PASIVO	**103.193.446**	**106.877.126**
PATRIMONIO	**564.597.494**	**541.193.912**
TOTAL PASIVO Y PATRIMONIO	**667.790.940**	**648.071.038**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE LOS AÑOS 2003 Y 2004
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2004
(Expresados en Miles de Bolívares)

2004 OCT 29 PM 1:19
ARCHIVO RECIBIDO

	2004	2003
ACTIVIDADES OPERACIONALES:		
Utilidad neta	44.435.151	16.658.376
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación accionistas minoritarios, neto	196.798	294.879
Participación en resultados de afiliadas no consolidadas	933.239	2.238.602
Desincorporación de cuentas no monetarias	-	(139.017)
Retiro y consumo de equipos y partes industriales	142.604	-
Pérdida en venta de activos	1.092.115	(779)
Provisión para inversiones	(2.495.842)	2.469.628
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	-	78.187
Ganancia monetaria	1.130.681	(4.362.054)
Depreciación y amortización	13.012.683	13.178.667
Provisión para prestaciones sociales	10.305.507	11.333.273
Cambios en activos y pasivos circulantes	(22.157.363)	2.725.556
Cargos diferidos y otros activos	(125.850)	(1.660.951)
Pago de prestaciones sociales	(8.951.297)	(11.975.929)
Otras cuentas por pagar a largo plazo	475.000	5.246.670
Otros pasivos y créditos diferidos	(10.159)	(24.932)
Efectivo neto provisto por las actividades operacionales	37.983.267	36.060.176
ACTIVIDADES DE INVERSION:		
Adiciones de propiedades, planta y equipo, neto	(7.227.597)	(1.746.232)
Venta y retiros de propiedades y equipos, neto	1.750.818	1.815.690
Efectivo neto provisto (usado) por las actividades de inversión	(5.476.779)	69.458
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (disminución) en pagarés y sobregiros bancarios	11.015.572	(9.958.026)
Disminución de préstamos a largo plazo	(389.925)	(7.449.620)
Dividendos en efectivo	(14.841.238)	(14.690.396)
Efectivo neto usado en las actividades de financiamiento	(4.215.591)	(32.098.042)
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	28.290.897	4.031.592
EFECTIVO Y EQUIVALENTES DE EFECTIVO:		
AL INICIO DEL PERIODO	17.569.772	18.829.880
AL FINAL DEL PERIODO	45.860.669	22.861.472

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO CONSOLIDADO DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE 2003
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2004
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado de utilidades retenidas para uso único de pago de dividendos en acciones de Manpa o Subsidiarias	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2002	22.940.094	110.214.484	228.691.853	91.966	13.315.457	29.428.760	132.708.489	537.391.104
Utilidad neta	-	-	-	-	-	16.658.376	-	16.658.376
Dividendos en efectivo	-	-	-	-	-	(14.690.396)	-	(14.690.396)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	1.834.828	1.834.828
SALDOS AL 30 DE SEPTIEMBRE DE 2003	22.940.094	110.214.484	228.691.853	91.966	13.315.457	31.396.740	134.543.317	541.193.912

ESTADO CONSOLIDADO DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE 2004
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2004
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado de utilidades retenidas para uso único de pago de dividendos en acciones de Manpa o Subsidiarias	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2003	22.940.094	110.215.053	228.692.829	34.339	13.315.514	27.134.837	114.120.428	516.453.094
Utilidad neta	-	-	-	-	-	44.435.151		44.435.151
Dividendos en efectivo						(14.841.238)		(14.841.238)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	18.550.487	18.550.487
SALDOS AL 30 DE SEPTIEMBRE DE 2004	22.940.094	110.215.053	228.692.829	34.339	13.315.514	56.728.750	132.670.915	564.597.494

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

2004 OCT 29 PM

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA

2004 OCT 29 PM 1:19

ARCHIVO RECIBIDO

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE
INTERINO PRELIMINAR
(En Miles de Bs.)

	3er. Trimestre 2004	3er. Trimestre 2003
Ventas Netas	304.753.572	216.042.254
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	176.040.547	123.704.673
Gastos de Administración	9.443.180	7.466.070
Gastos de Ventas	31.204.296	20.696.379
TOTAL COSTOS Y GASTOS OPERATIVOS	**216.688.023**	**151.867.122**
UTILIDAD ANTES INT./IMP./DEP. Y AMORT.	**88.065.549**	**64.175.132**
DEPRECIACION Y AMORTIZACION	**2.666.333**	**2.397.291**
UTILIDAD OPERACIONAL	**85.399.216**	**61.777.841**
OTROS INGRESOS/(GASTOS)		
Otros - neto	-12.288.132	-26.177.658
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO		
Intereses Ganados	262.602	297.099
Intereses Gastos	-2.417.018	-4.208.563
Diferencias en cambio - neto	2.956.027	2.319.996
TOTAL INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO	**801.611**	**-1.591.468**
UTILIDAD ANTES DE ISLR	**73.912.695**	**34.008.715**
Provisión ISLR	12.223.130	4.439.182
UTILIDAD NETA	**61.689.565**	**29.569.533**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

2004 OCT 29 PM 1:19

ARCHIVO
RECIBIDO

INFORMACION COMPLEMENTARIA

BALANCE GENERAL CONSOLIDADO HISTORICO
AL 30 DE SEPTIEMBRE DE 2004
INTERINO PRELIMINAR
(En Miles de Bs.)

	3er. Trimestre 2004	3er. Trimestre 2003
ACTIVO		
CIRCULANTE		
Efectivo y Valores Negociables	45.860.669	18.922.890
Cuentas por Cobrar Comerciales	63.756.614	49.760.595
Otras Cuentas por Cobrar	6.006.482	5.564.415
Inventarios	55.857.400	41.599.116
Gastos Pagados por Anticipado	3.920.188	1.166.522
Anticipo a Proveedores	8.342.385	3.033.174
TOTAL ACTIVO CIRCULANTE	**183.743.738**	**120.046.712**
Inversiones	82.617	4.041
ACTIVO FIJO NETO	**37.569.081**	**32.365.168**
Otros Activos	1.426.819	2.912.334
TOTAL ACTIVOS	**222.822.255**	**155.328.255**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

2004 OCT 29 PM 1:19
ARCHIVO RECIBIDO

INFORMACION COMPLEMENTARIA
BALANCE GENERAL CONSOLIDADO HISTORICO
AL 30 DE SEPTIEMBRE DE 2004
INTERINO PRELIMINAR
(En Miles de Bs.)

	3er. Trimestre 2004	3er. Trimestre 2003
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	26.408.948	4.060.000
Porción Circulante Préstamos Largo Plazo	2.657.100	1.687.500
Cuentas por Pagar Comerciales	37.367.134	42.235.366
Otras Cuentas por Pagar	9.215.279	6.927.913
Dividendos	448.277	2.688.905
Otros	6.930.361	5.630.483
TOTAL PASIVO CIRCULANTE	**83.027.099**	**63.230.167**
ISLR POR PAGAR		
ISLR por pagar	6.773.710	5.903.668
TOTAL ISLR POR PAGAR	**6.773.710**	**5.903.668**
PASIVO A LARGO PLAZO		
Préstamos a Largo Plazo	-	4.532.100
Prestaciones Sociales y Otras Reservas	12.010.377	13.544.082
Otros Pasivos	12.233.024	8.542.711
TOTAL PASIVO LARGO PLAZO	**24.243.401**	**26.618.893**
TOTAL PASIVO	**114.044.210**	**95.752.728**
PATRIMONIO	**108.778.045**	**59.575.527**
TOTAL PASIVO Y PATRIMONIO	**222.822.255**	**155.328.255**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

COMISION NACIONAL DE VALORES
2004 OCT 29 PM 1:19
ARCHIVO
RECIBIDO

ESTADO CONSOLIDADO DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE 2003
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

		Utilidades retenidas		
	Capital social	Reserva legal	No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2002	11.470.047	1.095.795	28.910.199	41.476.041
Utilidad neta	-	-	29.569.533	29.569.533
Dividendos en efectivo	-	-	(11.470.047)	(11.470.047)
SALDOS AL 30 DE SEPTIEMBRE DE 2003	11.470.047	1.095.795	47.009.685	59.575.527

ESTADO CONSOLIDADO DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE 2004
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

		Utilidades retenidas		
	Capital social	Reserva legal	No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2003	11.470.047	1.095.795	48.286.694	60.852.536
Utilidad neta	-	-	61.689.565	61.689.565
Dividendos en efectivo	-	-	(13.764.056)	(13.764.056)
SALDOS AL 30 DE SEPTIEMBRE DE 2004	11.470.047	1.095.795	96.212.203	108.778.045

Juan Antonio Lovera
Vicepresidente Corp. de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE LOS AÑOS 2003 Y 2004
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

COMISION NACIONAL DE VALORES
2004 OCT 29 PM 1:19
ARCHIVO
RECIBIDO

	2004	2003
ACTIVIDADES OPERACIONALES:		
Utilidad neta	61.689.565	29.569.533
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación accionistas minoritarios, neto	196.798	244.077
Ganancia en venta de activos	(89.434)	(1.059)
Participación en resultados de afiliadas no consolidadas	(82.617)	907.628
Amortización de exceso de costo sobre el valor en libros acc. de afiliadas	-	60.562
Depreciación y amortización	2.666.333	2.397.291
Provisión para prestaciones sociales	8.986.721	7.777.626
Cambios en activos y pasivos operacionales	(30.540.426)	(7.630.703)
Cargos diferidos y otros activos	(125.850)	(1.637.562)
Pago de prestaciones sociales	(6.574.882)	(7.028.465)
Otras cuentas por pagar a largo plazo	475.000	-
Otros pasivos y créditos diferidos	(88.882)	4.253.879
Efectivo neto provisto por las actividades operacionales	36.512.326	28.912.807
ACTIVIDADES DE INVERSION:		
Venta y retiros de propiedades y equipos	591.079	2.910
Adiciones a propiedades, planta y equipo, neto	(5.946.395)	(1.255.564)
Efectivo neto usado en las actividades de inversión	(5.355.316)	(1.252.654)
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (Disminución) en pagarés y sobregiros bancarios	12.985.448	(6.140.000)
Disminución de préstamos a largo plazo	-	(4.049.500)
Dividendos en efectivo	(13.764.056)	(11.470.047)
Efectivo neto usado en las actividades de financiamiento	(778.608)	(21.659.547)
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	30.378.402	6.000.606
EFECTIVO Y EQUIVALENTES DE EFECTIVO:		
AL INICIO DEL PERIODO	15.482.267	12.922.284
AL FINAL DEL PERIODO	45.860.669	18.922.890

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 24 de septiembre de 2004

2004 SEP 24 PM 1:23
ARCHIVO RECIBIDO
COMISION NACIONAL DE VALORES

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

La presente tiene como finalidad informarles que la Junta Directiva de mi representada, en su reunión N° 921 de esta misma fecha, decidió convocar a una Asamblea General Extraordinaria de Accionistas para el 01 de octubre de 2004, con el objeto de decretar un dividendo extraordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, en los términos y condiciones que serán sometidos a la consideración de la misma, delegando en la Junta Directiva la facultad de establecer las fechas de registro (fecha límite de transacción con beneficio) y de pago (fecha efectiva de registro del beneficio).

Notificación que hacemos a objeto de dar cumplimiento con lo establecido por la Comisión Nacional de Valores en su Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Anexo proposición

Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque – Teléfono: 9012307 – Fax: 901.2410 – correo electrónico: ngonzalez@manpa.com.ve

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2004 SEP 24 PM 1:23
ARCHIVO
RECIBIDO

ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS
01 DE OCTUBRE DE 2004

PROPOSICION

PUNTO UNICO DE LA CONVOCATORIA

La Junta Directiva propone decretar un dividendo extraordinario en efectivo de cinco (5) bolívares por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2003, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos, pagadero a partir del cuarto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Delegar en la Junta Directiva la fijación de la fecha de registro y pago a los accionistas.

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. *Productos Escolares y de Oficina* ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2004 SEP 24 PM 1:23
ARCHIVO
RECIBIDO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 01 de Octubre de 2004, a las 11:30 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO UNICO: Acordar un dividendo extraordinario a repartir a los accionistas de acuerdo con la proposición que presentará la Junta Directiva y delegar en la Junta Directiva la fijación de la fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que la proposición de la Junta Directiva a que se refiere esta convocatoria está a su disposición en las oficinas de la compañía desde la fecha de la publicación de la presente.

Caracas, 25 de septiembre de 2004

Por **LA JUNTA DIRECTIVA**

Carlos Delfino

CARLOS DELFINO T.
Presidente

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Estado de movimiento en las cuentas de patrimonio

Reexpresado en moneda constante del 31 de agosto de 2004

(Expresado en miles de bolívares)

			Utilidades Retenidas				
	Capital social	Resultado Acumulado por traducción de filial extranjera	Reserva legal	Saldo neto actualizado para futuros aumentos de capital	No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
Saldos al 31 de diciembre de 2003	132.462.369	34.339	13.246.236	227.502.988	26.992.541	113.828.140	514.066.613
Utilidad neta	-	-	-	-	39.363.392	-	39.363.392
Dividendos en efectivo	-	-	-	-	(14.764.022)	-	(14.764.022)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	19.947.919	19.947.919
Saldos al 31 de agosto de 2004	132.462.369	34.339	13.246.236	227.502.988	51.591.911	133.776.059	558.613.902

COMISION NACIONAL DE VALORES
2004 SEP 24 PM 1:23
ARCHIVO RECIBIDO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Estado de movimiento en las cuentas de patrimonio
Reexpresado en moneda constante del 31 de diciembre de 2003
(Expresado en miles de bolívares)

			Utilidades retenidas				
	Capital social	Resultado Acumulado por traducción de filial extranjera	Reserva legal	Saldo neto actualizado de utilidades retenidas	No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
Saldos al 31 de diciembre de 2002	116.115.407	91.966	11.611.540	199.427.221	25.751.774	138.718.049	491.715.957
Utilidad neta		-	-	-	22.869.269	-	22.869.269
Resultado acumulado por traducción de filial extranjera	-	(57.627)	-	-	-	-	(57.627)
Dividendos en efectivo	-	-	-	-	(25.227.267)	-	(25.227.267)
Resultados por tenencia de activos no monetarios	-	-	-	-	-	(38.937.258)	(38.937.258)
Saldos al 31 de diciembre de 2003	116.115.407	34.339	11.611.540	199.427.221	23.393.776	99.780.791	450.363.074

COMISION NACIONAL DE VALORES
2004 SEP 24 PM 1:23
ARCHIVO
RECIBIDO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Estado de movimiento en las cuentas de patrimonio

En bolívares históricos al 31 de agosto de 2004

(Expresado en miles de bolívares)

	Capital social	Porción aplicable a los estados financieros ajustados por inflación	Capital social neto	Resultado acumulado por traducción de filial extranjera	Utilidades Retenidas: Reserva legal	Utilidades Retenidas: No distribuidas	Total patrimonio
Saldos al 31 de diciembre de 2003	22.940.094	(11.470.047)	11.470.047	34.339	1.095.795	48.252.354	60.852.535
Utilidad neta	-	-	-	-	-	54.579.931	54.579.931
Dividendos en efectivo	-	-	-	-	-	(13.764.056)	(13.764.056)
Saldos al 31 de agosto de 2004	22.940.094	(11.470.047)	11.470.047	34.339	1.095.795	89.068.229	101.668.410

COMISION NACIONAL DE VALORES
2004 SEP 24 PM 1 23
ARCHIVO
RECIBIDO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Estado de movimiento en las cuentas de patrimonio
En bolívares históricos al 31 de diciembre de 2003
(Expresado en miles de bolívares)

COMISION NACIONAL DE VALORES
2004 SEP 21 PM 1:23
ARCHIVO RECIBIDO

	Capital social	Porción aplicable a los estados financieros ajustados por inflación	Capital social neto	Resultado acumulado por traducción de filial extranjera	Utilidades Retenidas: Reserva legal	Utilidades Retenidas: No distribuidas	Total patrimonio
Saldos al 31 de diciembre de 2002	22.940.094	(11.470.047)	11.470.047	91.966	1.095.795	28.818.232	41.476.040
Utilidad neta	-	-	-		-	42.374.216	42.374.216
Dividendos en efectivo	-	-	-		-	(22.940.094)	(22.940.094)
Resultado acumulado por traducción de filial extranjera	-	-	-	(57.627)	-	-	(57.627)
Saldos al 31 de diciembre de 2003	22.940.094	(11.470.047)	11.470.047	34.339	1.095.795	48.252.354	60.852.535

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

BALANCE GENERAL, 31 DE DICIEMBRE DE 2003
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2003
(Expresados en miles de bolívares)

COMISION NACIONAL DE VALORES
2004 SEP 24 PM 1:23
ARCHIVO RECIBIDO

ACTIVO	
ACTIVO CIRCULANTE:	
Efectivo y equivalentes de efectivo	12.604.692
Efectos y cuentas por cobrar - neto	62.467.467
Anticipos a proveedores y otros	2.996.080
Inventarios - neto	41.781.075
Gastos pagados por anticipado	571.937
Total activo circulante	120.421.251
INVENTARIO DE REPUESTOS A LARGO PLAZO	8.302.703
INVERSIONES EN AFILIADAS - Neto	244.879.959
PROPIEDADES, PLANTA Y EQUIPO - Neto	161.478.696
TOTAL	535.082.609
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	10.620.000
Porción circulante de obligaciones y papeles comerciales	5.460.600
Documentos por pagar	1.222.731
Cuentas por pagar	41.717.997
Dividendos por pagar	5.178.987
Gastos acumulados por pagar	6.881.083
Impuestos por pagar	6.690.210
Total pasivo circulante	77.771.608
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD	6.918.933
OTROS PASIVOS Y CREDITOS DIFERIDOS	28.994
Total pasivo	84.719.535
PATRIMONIO - Según estado financiero adjunto	450.363.074
TOTAL	535.082.609

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

COMISION NACIONAL DE VALORES
2004 SEP 24 PM 1:23
ARCHIVO
RECIBIDO

ESTADO DE RESULTADOS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2003
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2003
(Expresados en miles de bolívares, excepto utilidad neta por acción)

VENTAS NETAS	307.582.537
COSTO DE VENTAS	209.452.321
UTILIDAD BRUTA	98.130.216
GASTOS DE VENTAS	20.096.690
GASTOS GENERALES Y ADMINISTRATIVOS	11.415.418
	31.512.108
UTILIDAD EN OPERACIONES	66.618.108
OTROS INGRESOS (EGRESOS):	
Provisión para inversiones	(3.508.095)
Pérdida en inversiones temporales	(23.083.167)
Pérdida neta en contrato de cobertura en moneda extranjera	(365.888)
Utilidad en venta de activos	679
Impuesto al débito bancario	(4.032.729)
Otros - neto	(5.058.300)
	(36.047.500)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(5.238.352)
Intereses sobre inversiones temporales	394.539
Diferencias en cambio - neto	2.881.225
Resultado monetario del ejercicio (REME)	3.851.012
	1.888.424
UTILIDAD ANTES DE IMPUESTOS	32.459.032
PROVISION PARA IMPUESTOS	
Impuesto sobre la renta	9.046.185
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	23.412.847
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	(543.578)
UTILIDAD NETA	22.869.269
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	9,97

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------

[Letterhead of MANPA]

Caracas, October 27, 2004.

Messrs.

National Securities and Exchange Commission

Head Office of Administration

City.

Attention: Luis Delgado Contreras

According to your communication dated 10/27/2004 (CNV-A-218) attached herein please find deposit slip from Banco Provincial amounting to Seven Million Four Hundred Ten Thousand Bolivars (Bs.7,410,000.00), corresponding to payment of 300 tax units amounting to 24,700.00 each.

Having no further matter to discuss,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 0212-9012245

Fax 0212-9012317

[Next, there is copy of deposit slip dated 10/27/04 bearing the wet seal of the bank]

[Letterhead of MANPA]

Caracas, October 28, 2004.

Messrs.

National Securities and Exchange Commission

Head Office of Administration

City.

Attention: Luis Delgado Contreras

According to your communication dated 10/27/2004 (CNV-A-218) attached herein please find deposit slip from Banco Provincial amounting to Two Million Four Hundred Seventy Thousand Bolivars (Bs.2,470,000.00), corresponding to annual contribution for issuance of shares (100 TU* Bs.24,700.00 each).

Having no further matter to discuss,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 0212-9012245

Fax 0212-9012317

[Next, there is copy of deposit slip bearing the wet seal of the bank]

Translator's Note:

At the upper right margin of the four folios of the document originally written in Spanish there is a wet seal that reads as follows: ""National Securities and Exchange Commission. 2004 October 28 PM 3:43. FILE RECEIVED."------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 9th, 2004.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, October 13, 2004

Citizen

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.

Attached hereto please find the documents detailed below, corresponding to the Special Shareholder's Meeting of this company held on October 1, 2004:

- Notice of the call for Shareholder's Meeting published in one (1) daily local newspaper.
- Notice of payment of special cash dividend amounted to Bs.5.00 per share, published in one (1) daily newspaper of national circulation.

We make this participation pursuant to the provisions of Ordinal 2nd, Article 4 of the "Standards Related to Periodical or Occasional Financial Information that needs to be provided by Companies whose Securities are registered with the National Securities and Exchange Commission."

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

REPUBLICA DE VENEZUELA
2
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

President.

Enclose as indicated. ——————————————————————————

El Universal. National Award of Journalism, Mention Design. Prize to Excellence by the "SND". Saturday, September 25, 2004. Caracas, Venezuela. Year XCV – No.342018 – Legal Deposit PP-I9090IDF43

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTICE

Shareholders of this company are hereby convened for a Social Shareholders´ Meeting to be held on October 1, 2004 at 11:30 a.m. in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes:

SOLE ITEM: Agreeing upon an extraordinary cash dividend to be allocated among shareholders according to the proposal to be presented by the Board of Directors and delegating on the Board of Directors setting the registration and payment dates to shareholders.

Shareholders are herein informed that the proposal of the Board of Directors referred to in this notice is available for them at the company premises from the date of publishing this notice.

Caracas, September 25, 2004.

For the BOARD OF DIRECTORS.

CARLOS DELFINO T.

President. ——————————————————————————

El Universal. National Award of Journalism, Mention Design. Prize to Excellence by the "SND". Sunday, October 2, 2004. Caracas, Venezuela. Year XCV – No.34208 – Legal Deposit PP-I9090IDF43

[Logotype of Manpa]

REPUBLICA DE VENEZUELA 3 INTERPRETE PUBLICO JUDITH Y. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.922 dated October 1, 2004 decided to set the record dates and payment of dividends, giving effect to that approved as of October 1, 2004 by the Special Shareholders' Meeting, which decreed an extraordinary cash dividend of Five Bolivars (Bs.5.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Undistributed profits account at December 31, 2003 corresponding to shareholders registered on the fifth business day following the publication of the notification in two (2) newspapers of major national circulation, that is, on October 8, 2004 (limit transaction date with profit), payable on the fifth business day following that date, that is from October 15, 2004 (effective record date with profit), in one sole portion.

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, October 2, 2004. ———————————————————————————

MINISTRY OF THE INTERIOR AND JUSTICE.

FIRST COMMERCIAL REGISTRY OFFICE of the Judicial Circuit of the Capital District and Miranda State.

Lawyer DEBORA PUTERMAN DE HECKER., FIRST COMMERCIAL REGISTRAR OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE, DOES HEREBY CERTIFY THAT: The entry of Commercial Registry herein transcribed, which original is inserted to Volume 171-A-Pro, Number 27 of the year 2004 as well as the

Participation, Note and Document transcribed herein are a true copy of their original, which are of the following tenor.

THIS FOLIO BELONGS TO : MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

27/YUN

Translator's Note:

At the upper right margin of this first folio there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry Office." There is also a round wet seal that reads as follows: "National Securities and Exchange Commission. 2004 October 14 AM 9:35 FILE RECEIVED."--

Citizen

Commercial Registrar of the Judicial Circuit of the Capital District and Miranda State

Your Office.

I, **CARLOS DELFINO T.**, a Venezuelan citizen, an Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, File 3251 before you I respectfully appeared to inform you that in **General Shareholder's Meeting** of my principal held on October 1, 2004 the following was approved:

SOLE ITEM.

Agreeing upon an extraordinary cash dividend of five bolivars (Bs.5.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2003 *payable to shareholders registered on the fifth business day (limit date of transaction* with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends, payable from the fourth business day following this latter date (effective date of registry with benefit). Likewise, the Board of Directors was delegated setting both the registry and payment dates.

In this regard, the Board of Directors in its meeting No.922 dated October 1, 2004 using the powers vested upon it by the Shareholders' Meeting on that same date, set forth October 18, 2004 as registry date (limit date of transaction with benefit) and October 15, 2004 as payment date (effective registry date with benefit).

Attached hereto there is a copy of the Minutes authorized by the aforementioned Shareholder's Meeting and of the Minute of the Board of Directors No.922.————

MINISTRY OF THE INTERIOR AND JUSTICE.

FIRST COMMERCIAL REGISTRY OFFICE OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE

Caracas, the Eleventh (11th) of October of the year 2004. Historical years: 194 and 145. Having the foregoing document being presented by its SIGNATORY for its registration and setting with the Commercial Registry Office, let it be made in conformity and its original be filed. The foregoing document was drawn up by Dr. NELLY GONZALEZ DIAZ and is registered with the Commercial Registry under No.-27-VOLUME –171-A-PRO. Fees paid Bs.172240,00 as per Form RM No.567794, Bank No.0400101326 amounting to Bs.37050,00. Identification was made as follows: DELFINO T. CARLOS, I.D. 3659617.

The Main First Registrar (signed) Lawyer Debora Puterman de Hecker

This page belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.————

[Letterhead of MANPA]

I, CARLOS DELFINO T., a Venezuelan citizen, an Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that the Minute herein transcribed is a true and exact translation of its original, a Minute of the Special Shareholder's Meeting dated October 1, 2004 that is inserted to the Minutes Book of this company, and that textually transcribed reads as follows: "As of today, the First day of October of the year Two Thousand Four (2004) at 11:30 a.m. there gathered shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. mentioned

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city of Caracas, due to the notice published in El Universal newspaper as of September 25, 2004 that textually transcribed reads as follows: NOTICE. Shareholders of this company are hereby convened for a Social Shareholders' Meeting to be held on October 1, 2004 at 11:30 a.m. in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes: SOLE ITEM: Agreeing upon an extraordinary cash dividend to be allocated among shareholders according to the proposal to be presented by the Board of Directors and delegating on the Board of Directors setting the registration and payment dates to shareholders. Shareholders are herein informed that the proposal of the Board of Directors referred to in this notice is available for them at the company premises from the date of publishing this notice. Caracas, September 25, 2004. For the BOARD OF DIRECTORS. CARLOS DELFINO T. President.

Shareholders mentioned at the end of this Minute who represent two thousand eighty-six million four hundred twenty-seven thousand three hundred forty-five (2,086,427,345) shares, that is, more than ninety per cent (90%) of the company capital stock, which is enough quorum to hold this Meeting, attended. In view of the foregoing, Chairman, Carlos Delfino T., declared the meeting constituted and proceeded to consider the Sole Item of the notice, which was read out, that is, agreeing upon an extraordinary cash dividend to be allocated among shareholders according to the proposal to be presented by the Board of Directors and delegating on the Board of Directors setting the registration and payment dates to shareholders. Carlos Delfino T. used his right to speak and read out the following proposal: The Board of Directors suggests to decree an extraordinary cash dividend of five (5) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2003 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification

of dividends, payable from the fourth business day following this latter date (effective date of registry with benefit). Delegating on the Board of Directors to set both the registry and payment dates to shareholders.

Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Lastly, the Meeting authorized the Board of Directors so that any of its members carry out the corresponding participation before the Commercial Registry Office.

Having no further matter to discuss, the Minute was read out and the attending shareholders signed in conformity after the list."

This certification is issued in Caracas, on the First (1st) day of September of the year Two Thousand Four (2004).

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman.--

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A**., a trading company of this domicile, **DO HEREBY CERTIFY THAT**: The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"RECORD No. 922. As of today, the First (1st) day of October of Two Thousand Four, the members of the Board of Directors: CARLOS DELFINO T., Chairman; CARLOS H. PAPARONI M., Second Vice-President; the Directors: ARNALDO AÑEZ D., JUAN CARLOS CARPIO, , NELSON ISAMIT, JULIO BUSTAMANTE, ALFREDO TRAVIESO P., ELENA DELFINO, and FERNANDO PAPARONI, ALBERTO DELFINO T., and Alejandro Delfino, Acting Directors when Alicia Mariela PAPARONI, Celestino Martínez Pérez P. and Alfredo Gómez Ruiz, respectively, are absent. Likewise, there was present JOSE GAETANO PAPARONI M., Advisor.

Sole Item: The Board of Directors decided to establish October 8, 2004 (limit transaction date with profit), payable on the fifth business day following that date, that is from October 15, 2004 (effective record date with profit) for the extraordinary cash dividend approved by the Special Shareholder's Meeting held on this same date, which decreed an extraordinary cash dividend of Five Bolivars (Bs.5,00) per share, for each of the of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2003. Dividends will be paid at the office company office premises situated in Avenida Francisco de Miranda, esquina con Av. El PArque, Torre Country Club, piso 12, Chacaíto."

This certification is issued in Caracas on the Fourth (4th) day of October of the year Two Thousand Four.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Carlos E. Delfino T. (signed) Illegible.

Chairman.---

Caracas, on the Eleventh (11th) day of October of the year Two Thousand Four (2004) (signed) Carlos Delfino T., Lawyer Debora Putterman de Hecker. The present certified publishing copy is issued as per form No.567794.

24/YUN

Lawyer Debora Putterman de Hecker (signed) Illegible.

First Commercial Registrar.

<u>Translator's Note:</u>

By the signature there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry." There is another wet seal that reads as follows: "First Commercial Registry Office. The fiscal stamps amounting to 17784 have been paid and rendered void in the

original document taxed, Article 35 of the Fiscal Stamp Law." --

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 9, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA:

ARCHIVO RECIBIDO 2004 OCT 14 AM 9:35
COMISION REGIONAL DE VALORES

Abg. DEBORA PUTERMAN DE HECKER, REGISTRADORA MERCANTIL PRIMERA DE LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original está inscrito en el Tomo: 171-A-Pro... Número: 27 del año 2004 así como La Participación, Nota Y Documento que se copian de seguida son traslado fiel de sus originales, los cuales son del tenor siguiente

ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A

24/YUN

Nelly González Díaz
Abogado
Inpre: Abogado No. 31291

Recibido: 6-10-04
Comprobante: 11 OCT 2004
Fisco: 04010132
R.M.:
Teléfono: 9012305

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda

Su Despacho

3251

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la **Asamblea General Extraordinaria de Accionistas** de mi representada celebrada el **1° de octubre de 2004** fue aprobado lo siguiente:

PUNTO ÚNICO:

Decretar un dividendo extraordinario en efectivo de cinco bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de la compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2003, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso del dividendos, pagadero a partir del cuarto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Asimismo, delegó en la Junta Directiva la fijación de las fechas de registro y pago.

En este sentido, la Junta Directiva en su reunión N° 922 de fecha 01 de octubre de 2004, haciendo uso de las facultades conferidas por la Asamblea de Accionistas de esa misma fecha, estableció como fecha de registro (fecha límite de transacción con beneficio) el 8 de octubre de 2004 y como fecha de pago (fecha efectiva de registro del beneficio) el 15 de octubre de 2004.

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, copia autorizada del Acta de la Asamblea de Accionistas referida y del Acta de Junta Directiva N° 922.

COMISION NACIONAL DE VALORES

2004 OCT 14 AM 9:36

RECIBIDO

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA

Caracas, Once (11) de Octubre del Año 2004 (194° y 145°). Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por Dr. NELLY GONZALEZ DIAZ , se inscribe en el Registro de Comercio bajo el N.: -27- TOMO -171-A- PRO.. Derechos Pagados Bs.172240.00 Según Planilla RM N°567794, Banco N°0400101326 Por Bs.:37050.00. La identificación se efectuó así: CARLOS DELFINO T., C.I: V-3.659.617

La Registradora Mercantil Primera
Fdo. Abg. DEBORA PUTERMAN DE HECKER

ESTA PAGINA PERTENECE A:
MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

3251

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la Asamblea General Extraordinaria de Accionistas de fecha **01 de octubre de 2004**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **primero de octubre del año dos mil cuatro (2004)**, siendo las 11:30 a.m., se reunieron los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en el Diario El Universal, de fecha 25 de septiembre de 2004, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará **el día 01 de octubre de 2004, a las 11:30 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente: PUNTO UNICO: Acordar un dividendo extraordinario a repartir a los accionistas de acuerdo con la proposición que presentará la Junta Directiva y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que la proposición de la Junta Directiva a que se refiere esta convocatoria está a su disposición en las oficinas de la compañía desde la fecha de la

MANPA

publicación de la presente. Caracas, 25 de septiembre de 2004. Por la Junta Directiva. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **dos mil ochenta y seis millones cuatrocientos veintisiete mil trescientas cuarenta y cinco (2.086.427.345) acciones**, o sea, más del noventa **(90%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Punto Único de la convocatoria** - la cual fue leída -, o sea, **Acordar un dividendo extraordinario a repartir a los accionistas de acuerdo con la proposición que presentará la Junta Directiva y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone decretar un dividendo extraordinario en efectivo de cinco (5) bolívares por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2003, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos, pagadero a partir del cuarto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Sometida a la consideración de la asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

Por último la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

MANPA

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, al primer (1°) día del mes de septiembre del año dos mil cuatro (2004).

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

MANPA

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad Nº 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta Nº 922**: Hoy, primero (1º) de octubre de dos mil cuatro se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Arnaldo Añez D., Juan Carlos Carpio, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Elena Delfino y los Directores Suplentes Fernando Paparoni, Alberto Delfino T. y Alejandro Delfino T. en ausencia de Alicia Mariela Paparoni Celestino Martínez P. y Alfredo Gómez Ruiz respectivamente. Igualmente se encontraba presente José Gaetano Paparoni Asesor.

ÚNICO: La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 8 de octubre de 2004 y como fecha de pago (fecha efectiva de registro del beneficio) el 15 de octubre de 2004 del dividendo extraordinario en efectivo, aprobado por la Asamblea General Extraordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo extraordinario en efectivo de Cinco Bolívares (Bs. 5,00) por acción, para cada una de las dos mil doscientas noventa y cuatro millones nueve mil cuatrocientas veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2003. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.."

Certificación que expido en Caracas a los cuatro (4) días del mes de octubre del año dos mil cuatro.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

COMISIÓN NACIONAL DE VALORES

CARACAS, Once (11) DE Octubre DEL AÑO DOS MIL Cuatro (2004) (FDOS.) CARLOS DELFINO T., Abg. DEBORA PUTERMAN DE HECKER

2004 OCT 14 AM 9:36

ARCHIVO RECIBIDO

SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACIÓN SEGUN PLANILLA Nº: 567794

24/YUN

REPÚBLICA BOLIVARIANA DE VENEZUELA Circunscripción Judicial Distrito Capital y Edo. Miranda REGISTRO MERCANTIL PRIMERO

Abg. DEBORA PUTERMAN DE HECKER

REGISTRADORA MERCANTIL PRIMERA

REGISTRO MERCANTIL PRIMERO
Los Timbres Fiscales por el monto de 17.784,00 han sido cancelados e inutilizados en el original del documento gravado, artículo 35 de la Ley de Timbre Fiscal

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

Cash Dividends

	Year 1996	Year 1997	Year 1998	Year 1999	Year 2000	Year 2001	Year 2002	Year 2003	June 04
Dividends per share (Bs.)	1.10	2.00	.00	1.00	1.50	2.00	9.00	10.00	6.00

Share Dividends

	Year 1996	Year 1996	Year 1998
Share Dividends	1 per 2	1 per 1	16.75 of "CIE" (sic.) per 28 of MANPA

Outstanding shares at 6/30/2004: 2,294,009,424 ---------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December 14th, 2004.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------

Caracas, November 15, 2004.

MESSRS.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: Dra. Aida Lamus

Dear Sirs:

Attached hereto please find the documentation detailed herein bellow with the issuance of Commercial Papers 2004-I at bearer, of Manufacturas de Papel, C.A. (Manpa) S.A.C.A.:

1) Custody Agent Contract
2) Contract of Temporary Common Representative of Holders of Commercial Papers
3) Placement Contract

In addition, you will find ten (10) Prospectus of this Issuance of Commercial Papers.

Having no further matter to discuss,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager

llevel@manpa.com.ve

Phone 901.2335/ 901.2245

Fax 901.2317 ---

CUSTODY AGENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, established in 1950, domiciled in Caracas and which Articles of Incorporation and By-Laws were registered with the Commercial Registry Office kept by the then Court of First Instance of the Federal District in Commercial Matters of the Federal District as of March 31, 1950 under No.379, Volume 1-B (File No.3251), its last amendment to the by-laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of July 14, 1999 under No.35, Volume 141-A-Pro, dully represented in this act by its Finance Corporate Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age, domiciled in Caracas, bearer of Identity Card No.5534882, proceeding in this act in his capacity as Corporate Finance Vice-President, and dully authorized thereon in meeting of the Board of Directors No.921 as of September 24, 2004 that hereinafter will be known as "**THE ISSUER**", on one part, and for the other **VALORES VENCRED CASA DE BOLSA, S.A.**, a business company registered with the Commercial Registry of the Judicial Circuit of the Federal District and Miranda State, as of November 18, 1985 under No.2, Volume 39-A-PRO, represented by HELENA URRUTIA MOSQUERA and GERONIMO PAOLINI, both Venezuelans, of legal age, domiciled in Caracas and bearers of Identity cards Nos.6557708 and 5314601, respectively, proceeding in this act in their capacity as Director and Broker of Securities, dully empowered for this act in meeting of the Board of Directors held on October 27, 2004 who hereinafter, and for the purposes set forth herein, will be known as "**THE PLACEMENT AGENT**", have decided to enter into the present contract governed by the following Clauses:

FIRST: ISSUANCE AGREEMENT AND ITS CHARACTERISTICS

THE ISSUER by means of General Shareholders' Meeting held on April 25th, 2003 authorized issuing commercial papers amounting to up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00). In this regard, the Board of Directors in meeting No.921 dated September 24, 2004 by means of the powers vested upon it by

REPUBLICA DE VENEZUELA 3 INTERPRETE PUBLICO

the Shareholders' Meeting set the amount of issuance of Commercial Papers up to FIVE THOUSAND MILLION BOLIVARS (Bs.5,000,000,000.00), which characteristics will be specified in the issuance of each series that will be published in a newspaper of major national circulation. The present issuance was authorized and registered with the National Securities Registry as of October 27, 2004, under Resolution No.139-2004.

SECOND: TERM

This contract will be effective from its date of execution and will prevail until all and any negotiable Custody Certificates of each series with base on authorization granted by the National Securities and Exchange Commission as of October 27, 2004 under Resolution No.139-2004 have been paid.

THIRD: POWERS OF THE PLACEMENT AGENTS

THE ISSUER does hereby authorize and empower VALORES VENCRED CASA DE BOLSA, S.A. to act as **PLACEMENT AGENT** and to appoint, if necessary, other "Public Brokers of Securities" of series that may be issued based on the authorization indicated in the Clause above. Therefore, **THE PLACEMENT AGENT** will be in charge of:

a.- Trying based on bigger efforts or any other fashion that the parties set the amount of Placement for each series of Commercial Papers, in the proper proportion.

b.- Carrying out any formality needed for the efficient placement of the amount allocated for each series.

c.- Pursuant to the provisions of the **Standards for Prevention, Control and Taxation of Operations for Legitimizing Capitals applicable to the Venezuelan Capital Market,** set forth by the National Securities and Exchange Commission and published in Official Gazette No.36411 as of March 11, 1998 **THE PLACEMENT AGENT** is bound to keep a record of individuals and body corporate that acquire any series of commercial papers related to this issuance, pursuant to the provisions of Article 3 and 4 of the aforementioned standards and shall be available to **THE ISSUER** once the placement term is finished, if required.

"THE PLACEMENT AGENT" will be exempted from keeping this record when **THE ISSUER** directly makes primary placement of any series, and shall be on account of **THE ISSUER** the obligation to keep a record of any individual and body corporate

acquiring the series of commercial papers related to the present issuance, as established by the **Standards for Prevention, Control and Taxation of Operations for Legitimizing Capitals applicable to the Venezuelan Capital Market**.

<u>FOURTH</u>: **Capital Legitimating**

"THE PLACEMENT AGENT" is bound to comply with the provisions included in the **Standards for Prevention, Control and Taxation of Operations for Legitimizing Capitals applicable to the Venezuelan Capital Market**, established by the National Securities and Exchange Commission and published in Official Gazette No.36411 as of March 11, 1998.

<u>FIFTH</u>: **FORMALITIES AND ISSUER EXPENSES**

1. The parties expressly agree that the authorization request to public offer of the aforementioned issuance shall be prepared and dealt with by **THE ISSUER** before the National Securities and Exchange Commission.
2. The parties do hereby agree that the expenses corresponding to prospectus printing, printing of sole bonds for each series and publicity related to placement of issuance will be the responsibility of **THE ISSUER**.
3. The expenses that may be incurred in by **THE PLACEMENT AGENT** on account of **THE ISSUER** will require prior authorization of this latter.

<u>SIXTH</u>: **PLACEMENT SYSTEM**

THE PLACEMENT AGENT is bound to try placing primary agents of the series referred to herein by "Placement with Bigger Efforts" or by any other fashion that the parties may eventually set forth and that will be announced in the press notice, which is defined in Article 1, Numeral 10 of the Standards for Public Offering and Primary Placement of Securities and to Publicity of Issuances."

THE PLACEMENT AGENT is bound to comply with all the applicable provisions that may arise from the aforementioned Standards for primary placement of commercial papers referred to herein as well as with the clauses set forth in the present contract. For each series, **THE ISSUER** shall issue a Sole Bond for the amount effectively placed, which will remain in custody of **THE ISSUER**. **THE ISSUER** will act as Payment Agent for each series, which will be specified in the corresponding newspaper notice. When

selling, **THE PLACEMENT AGENT** shall provide each investor with a cash receipt that shall be exchanged for a negotiable custody certificate issued by **THE ISSUER** in its capacity as Sole Custody Bond comprised in each series.

SEVENTH: DISTRIBUTION, TERM AND FORM

THE PLACEMENT AGENT will start placing the total amount of each series when the newspaper notices informing about issuance of each series are published.

The contract entered into by **THE PLACEMENT AGENT** with other Placement Agents pursuant to the provisions set forth in the second clause shall set forth that: Securities Brokerage Companies shall deposit, on a daily basis, in the account **THE ISSUER** has previously indicated in written to **THE PLACEMENT AGENT** the moneys collected for their sales and will send to **THE PLACEMENT AGENT,** together with the bank deposit receipts, the form designed by this latter that will specify the amount placed as well as other data related to such placements.

The monies shall be delivered to **THE ISSUER** on the sale value date by depositing it in the account that **THE ISSUER** has therefore indicated in written to **THE PLACEMENT AGENT.**

EIGHT: COMMISSIONS

THE PLACEMENT AGENT will receive, for services rendered pursuant to the present contract, a commission of 0.70% yearly in the case of **body corporate** investors and 1.50% yearly in case of **individual** investors for services rendered per year on the total amount effectively placed by them from the issuance authorized by the National Securities and Exchange Commission, which will be paid as follows:

- **THE ISSUER** will pay such commission at the end of the placement period of each series or when the series is fully placed, whatever occurs first, once the corresponding income tax is withheld.

It is hereby expressly agreed that **THE PLACEMENT AGENT** will send to **THE ISSUER** the invoice specifying the Value Added Tax, currently equivalent to fifteen percent **(15%)**, once paid, calculated on the amount to be paid to **THE PLACEMENT AGENT** pursuant to the provisions of the Decree Law establishing the Value Added Tax published in Official Gazette No.37999 of the Bolivarian Republic of Venezuela, dated

August 11, 2004. It is expressly understood that payment of commission to **THE PLACEMENT AGENT** is made for services rendered to the Issuer in compliance with this contract.

<u>NINTH</u>: **INDEMNITY**

THE ISSUER is bound herein to hold **THE PLACEMENT AGENT** harmless for any claim that may exist, due to the incorrectness, insufficiency or untruthfulness of the public information, arising from, produced by and/or authorized by **THE ISSUER** related to issuance of Commercial Papers referred to in the First Clause. Consequently, **THE ISSUER** is bound to indemnify **THE PLACEMENT AGENT** for any prejudice the circumstances abovementioned may have caused.

<u>TENTH</u>: **ARBITRATION AND DOMICILE**

Any controversy arising from the present contract shall be definitely resolved by arbitration pursuant to the Arbitration Regulations of the Arbitration Center of the Caracas Chamber of Commerce in effect at the date of controversy by one or more arbitrators appointed in compliance with those Regulations.

Subpoenas or notices that may be required due to any arbitration procedure pursuant to the arbitration procedure herein shall be carried out as set forth by the Regulations of the Arbitration Center of the Caracas Chamber of Commerce to the addresses indicated at the end of this contract.

Both parts choose the city of Caracas as special and exclusive domicile for all the purposes of this contract.

Addresses for servicing notifications to the parties are:

THE ISSUER: Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaito.

THE PLACEMENT AGENT: Avenida Alameda, Edf. Banco Venezolano de Crédito, Piso 1, Administrative Vice-Presdiency, Urb. San Bernardino.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its authentication. (signed) Illegible.

<u>Translator's Note</u>:

At the bottom margin of this folio there are two-1000 bolivar fiscal stamps. Next, there is an authentication that reads as follows: "BOLIVARIAN REPUBLIC OF VENEZUELA.

MINISTRY OF THE INTERIOR AND JUSTICE. CARACAS METROPOLITAN DISTRICT. SANDRA ROMERO DE NAVAS. NINTH PUBLIC NOTARY OFFICE OF LIBERTADOR MUNICIPALITY OF CAPITAL DISTRICT, Caracas, on the Fifteenth (15th) day of November of TWO THOUSAND FOUR (2004). Historical years 194 and 145. The foregoing document was drawn up by lawyer NELLY GONZÁLEZ DÍAZ., registered with Inpreabogado under No. 31291, was presented for its authentication and return as per form No. 303554 as of 11/12/2004. Its grantor being present he said to be named **JUAN ANTONIO LOVERA V.** (Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. – MANPA, S.A.C.A.), **HELENA URRUTIA MOSQUERA** and **GERONIMO PAOLINI (Director and Public Broker of Securities of VALORES VENCRED CASA DE BOLSA S.A.),** all of legal age, domiciled in Caracas, Venezuelan citizens, married, single and single, bearers of Identity Card Nos. V-5534882, V-6557708 and V-5314601, respectively. Having the original document been read and compared against its copies, these latter and the original being signed in the presence of the Notary Public, the grantor declared that: **"ITS CONTENT IS TRUE AND THE SIGNATURE AT THE BOTTOM OF THE INSTRUMENT IS MINE."** Therefore, the Notary Public does hereby make known that she informed the parties about the content, nature, scope and legal consequences of the act granted pursuant to Ordinal 2nd, Article 78 of the Law of Registry and Notary Public Offices, in virtue thereof she declared the document legally authenticated in the presence of witness **OLGA VIERA** and **EDUARDO ELIAS SILVA**, bearers of Identity Cards numbers V-6970214 and V-4851729, respectively, and registered under No. 44, Volume 222 of the Authentication Books kept by this Notary Office. The undersigned Notary does hereby make known that she personally saw: 1) The Articles of Incorporation-By-Laws of MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, on 3/31/1950 under No. 379, Volume 1-B, which last amendment was made before the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of 7/14/99, under No.35, volume 141-A-Pro together with Minute No. 921 of the Board of Directors of the aforementioned company, dated 9/24/2004; 2) Articles of

Incorporation-By-Laws of VALORES VENCRED CASA DE BOLSA, S.A. registered with the Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of 11/18/1985, under No.2, Volume 39-A-Pro; Minute of the meeting of the Board of Directors of the aforementioned company held on October 27, 2004. For this act the Notary moved and constituted in: 1) Torre Country Club, MANPA, as of today at 9:00 a.m. and 2. AV ALAMEDA TORRE BCO. VENEZOLANO DE CREDITO, SAN BERNARDINO, as of today at 10:00 a.m. upon request of the party concerned. The document was drawn up by EDUARDO ELIAS SILVA, I.D. Card No.V-4851729, Clerk: II, an authorized officer pursuant to Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC

Laywer Sandra Romero de Navas (signed) Illegible.

Ninth Notary of Libertador Municipality of the Capital District.

THE GRANTORS

Juan Antonio Lovera (signed) Illegible.

Helena Urrutia Mosquera (signed) Illegible.

Gerónimo Paolini (signed) Illegible.

THE WITNESSES:

The authorized officer." ---

TEMPORARY COMMON REPRESENTATIVE OF HOLDERS OF COMMERCIAL PAPERS

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, a company domiciled in the city of Caracas and originally registered with the Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of July 14, 1999 under No.35, Volume 141-A-Pro, dully represented in this act by its Corporate Finance Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity Card No.5534882 dully authorized thereon in meeting of the Board of Directors held on September 24, 2004 that hereinafter will be known as "**THE ISSUER**", on one

part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal**, domiciled in Caracas, incorporated as evidenced by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925 under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1925 under No.3262, this last document amended and incorporated to the by-laws in one sole text as evidenced by entry registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of January 24, 2002 under No.11, Volume 6-A-Pro, published in the newspaper "La Religión" as of February 26, 2002 No.38218, represented in this act by **MARIA EUGENIA GAMEZ AZPURUA**, bearer of Identity Card No.5566177 dully authorized by the Executive Committee as of July 13, 2004 that hereinafter will be called "**THE BANK**", have decided to enter into the present contract comprising the following Clauses:

FIRST: ISSUANCE AGREEMENT

THE ISSUER by means of General Shareholders' Meeting held in Caracas, on April 25th, 2003 and upon decision of the Board of Directors in its meeting No.921 dated September 24, 2004 approved issuing Commercial Papers at Bearer amounting to up to FIVE THOUSAND MILLION BOLIVARS (Bs.5,000,000,000.00), which are identified as Issuance 2004-I, with the characteristics, conditions and fashions set forth in the corresponding Prospectus of issuance and the Placement Contract that are hereby declared as an integral part of the present contract. The National Securities and Exchange Commission, as per Resolution No.139-2004 dated October 27, 2004 approved the aforementioned issuance.

SECOND: APPOINTMENT

The General Shareholders' Meeting of **THE ISSUER,** in meeting held on April 25, 2003 agreed to appoint VENEZOLANO DE CREDITO, S.A., Banco Universal as Common Representative of Holders of Papers of each of the series issued form the date of executing the present contract and based on authorization No. 139-2003 granted by the National Securities and Exchange Commission

THIRD: POWERS OF THE BANK

THE BANK in its capacity as Common Representative of Holders of Commercial Papers will have all the powers and responsibilities vested upon it by the Law pursuant to the provisions of the Capital Market Law and the Standards for Issuing, Public Offering and Negotiating Commercial Papers set forth by the National Securities and Exchange Commission. The Common Representative will remain in its duties until maturity of the last series in circulation corresponding to authorization to issue commercial papers. In case **THE ISSUER** is in default when complying with the obligations contracted due to issuance of commercial papers by the issuing entity, the Common Representative of holders of the aforementioned commercial papers shall call for a meeting of holders of commercial papers in order to inform them about papers situation.

<u>FOURTH</u>: DUTIES OF THE ISSUER

THE ISSUER is bound to inform **THE BANK** with five (5) days in advance in regard to the series to be issued based on the authorization referred to in the First clause of the present contract as well as to provide **THE BANK** all the financial, technical, accounting, legal and operating information that may be necessary and related to the issuance object of this contract. However, **THE BANK** shall contract at the expenses of **THE ISSUER** the professional services able to provide such information so that **THE BANK** may carry out the legitimate functions to defense and protect the rights of the holders of commercial papers and to comply with the duties set forth in the Capital Market Law. **THE BANK** will notify **THE ISSUER** about the professional services it may be willing to hire.

<u>FIFTH</u>: PAYMENT OF SERVICES

THE BANK will receive the amount of FIVE HUNDRED FIFTY THOUSAND BOLIVARS (Bs.550,000.00) monthly for the services inherent to its condition of Common Representative of Holders of Commercial Papers, payable the first amount at the beginning of the Public Offer of the first series of this issuance and the following on the same date of each subsequent month while the issuance is in effect. **THE ISSUER** *does hereby authorize* **THE BANK** *to debit the aforementioned amounts from the* Current Account No.0104-0030-91-0300001963 belonging to **THE ISSUER** that is kept with VENEZOLANO DE CREDITO, S.A., Banco Universal.

REPÚBLICA DE VENEZUELA
INTERPRETE PÚBLICO
JUDITH K. HERNANDEZ MORA

SIXTH: EXPENSES

All the expense incurred in due to notices and publications of Notices pursuant to the Capital Market Law as well as the Standards for Issuing, Public Offering and Negotiating Commercial Papers will be on account of **THE ISSUER** and shall be debited from the Current Account No.0104-0030-91-0300001963 that **THE ISSUER** holds in Venezolano de Crédito, S.A., Banco Universal.

SEVENTH: In case **THE ISSUER,** prior totally paying off its obligations before the holders of commercial papers, judicially requires the delay status or is in liquidation proceedings or needs to demand payment of obligations, **THE BANK** after acknowledging request of delay or liquidation proceedings or the need to carry out an aggressive collection will convene a Meeting of Holders of Commercial Papers to inform them about the ongoing situation. Likewise, **THE BANK** shall immediately notify the National Securities and Exchange Commission, if the case may be, about its condition of direct creditor of **THE ISSUER** with reference to the collateral, if any, of its direct credit against the issuing entity and with an explanation of which could be the conflict of interest **THE BANK** may have when collecting its direct credit.

EIGHT: CAPITAL LEGITIMATING

THE BANK, proceeding in its capacity as Common Representative of Holders of Commercial Papers, is bound to comply with the provisions that may be applicable, included in the Standards for Prevention, Control and Taxation of Operations for legitimizing capital applicable to Venezuelan capital markets, established by the National Securities and Exchange Commissions and published in Official Gazette No.36411 as of March 11, 1998.

NINTH: For all purposes it is hereby understood that **THE BANK** does hereby only assume the obligations inherent to its condition of Common Representative of Holders of Commercial Papers and in no case is responsible of any noncompliance attributable to **THE ISSUER**, its fault or delay in payment or to the truthfulness of the information provided to the National Securities and Exchange Commission. In any case, **MANUFACTURAS DE PAPEL, COMPAÑÍA ANÓNIMA (MANPA), S.A.C.A**. is bound to immediately notify **THE BANK** about any fact, event or situation that may influence

REPÚBLICA DE VENEZUELA 12 INTERPRETE PUBLICO

compliance with its duties in regard to the issuance of Commercial Papers referred to herein.

<u>TENTH</u>: DOMICILE

For all the effects of this contract, its derivatives and consequences, the parties choose the city of Caracas as special domicile, exclusive and excluding any other, to which Court jurisdiction they do hereby expressly declare to submit.

Any notices required and included herein shall be in written and effective when received at the addresses specified below:

THE ISSUER:

MANUFACTURAS DE PAPEL, COMPAÑÍA ANÓNIMA (MANPA), S.A.C.A. Av. Francisco de Miranda, Torre Country, Piso 11, Chacaito, Caracas, Venezuela.

THE BANK:

VENEZOLANO DE CRÉDITO, S.A., Banco Universal. Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Legal Revision and Information Management), Caracas.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its authentication. (signed) Illegible.

<u>Translator's Note</u>:

At the back of the last folio there are two-1000 bolivar fiscal stamps. Next, there is an authentication that reads as follows: "BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF THE INTERIOR AND JUSTICE. CARACAS METROPOLITAN DISTRICT. SANDRA ROMERO DE NAVAS. NINTH PUBLIC NOTARY OFFICE OF LIBERTADOR MUNICIPALITY OF CAPITAL DISTRICT, Caracas, on the Fifteenth (15th) day of November of TWO THOUSAND FOUR (2004). Historical years 194 and 145. The foregoing document was drawn up by lawyer NELLY GONZÁLEZ DÍAZ., registered with Inpreabogado under No. 31291, was presented for its authentication and return as per form No. 303552 as of 11/12/2004. Its grantor being present he said to be named **JUAN ANTONIO LOVERA V.** (Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. – MANPA, S.A.C.A.), and **MARIA EUGENIA GAMEZ AZPURUA** (in representation of **VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL**), of legal

age, domiciled in Caracas, Venezuelan citizens, married, and single, bearers of Identity Card Nos. V-5534882, and V-5566177, respectively. Having the original document been read and compared against its copies, these latter and the original being signed in the presence of the Notary Public, the grantor declared that: **"ITS CONTENT IS TRUE AND THE SIGNATURE AT THE BOTTOM OF THE INSTRUMENT IS MINE."** Therefore, the Notary Public does hereby make known that she informed the parties about the content, nature, scope and legal consequences of the act granted pursuant to Ordinal 2nd, Article 78 of the Law of Registry and Notary Public Offices, in virtue thereof she declared the document legally authenticated in the presence of witness **OLGA VIERA** and **EDUARDO ELIAS SILVA**, bearers of Identity Cards numbers V-6970214 and V-4851729, respectively, and registered under No. 42, Volume 222 of the Authentication Books kept by this Notary Office. The undersigned Notary does hereby make known that she personally saw: 1) The Articles of Incorporation-By-Laws of MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, on 3/31/1950 under No. 379, Volume 1-B, which last amendment was made before the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of 7/14/99, under No.35, volume 141-A-Pro together with Minute No. 921 of the Board of Directors of the aforementioned company, dated 9/24/2004; 2) Articles of Incorporation-By-Laws of VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925 under No.204, published in Municipal Gazette of the government of the Federal District as of 6/6/1925, No.3262, changed into "Banco Universal", changed its company name and fully amended its By-laws as evidenced by written document registered with the First Commercial registry of the Judicial Circuit of the Capital District and Miranda State as of 1/24/2002 under No.11, Volume 6-A-Pro, published in "Diario La Religión" as of February 26, 2002, No.38218 and Executive Committee as of 7/13/2004 authorizing MARIA EUGENIA GAMEZ AZPURUA to carry out this granting. For this act the Notary moved and constituted in: 1) Torre Country Club, MANPA, as of today at 9:00 a.m. and 2. AV ALAMEDA TORRE

14
INTERPRETE
PUBLICO

BCO. VENEZOLANO DE CREDITO, SAN BERNARDINO, as of today at 10:00 a.m. upon request of the party concerned. The document was drawn up by **EDUARDO** ELIAS SILVA, I.D. Card No.V-4851729, Clerk: II, an authorized officer pursuant to Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC

Laywer Sandra Romero de Navas (signed) Illegible.

Ninth Notary of Libertador Municipality of the Capital District.

THE GRANTORS

Juan Antonio Lovera (signed) Illegible.

María E. Gamez Azpúrua (signed) Illegible.

THE WITNESSES:

The authorized officer." ---

CUSTODY AGENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, a company domiciled in the city of Caracas and originally registered with the Commercial Registry Court of the Federal District as of March 31, 1950 under No.379, Volume 1-B, which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of July 14, 1999 under No.35, Volume 141-A-Pro, dully represented in this act by its Corporate Finance Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity Card No.5534882 dully authorized thereon in meeting of the Board of Directors of his principal as of September 24, 2004 that hereinafter will be referred to as **"THE ISSUER"**, on one part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal**, a company domiciled in Caracas, incorporated as evidenced by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925, under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1925 under No.3262, changed into Banco Universal, its legal name changed and fully amended its by-laws as evidenced by document registered with the First Commercial Registry of the Judicial Circuit of the Capital District and Miranda State as of January 24, 2002 under No.11,

Volume 6-A-Pro, published in the newspaper "La Religión" as of February 26, 2002 No.38218 represented in this act by **MARIA EUGENIA GAMEZ AZPURUA**, bearer of Identity Card No.5566177 dully authorized by the Executive Committee as of July 13, 2004 that hereinafter will be referred to as "**THE BANK**", have decided to enter into the present contract comprising the following Clauses:

FIRST: The present contract governs everything related to the service **THE BANK** will render to **THE ISSUER** for the protection and safekeeping of the Sole Bonds and/or macrobonds this latter may issue to each of the series corresponding to Issuance of Commercial Papers at Bearer, which amount to **FIVE THOUSAND MILLION BOLIVARS (Bs.5,000,000,000.00)** that **THE ISSUER** will issue. The present Issuance was approved by the General Shareholders' Meeting held on April 25, 2003 and pursuant to the decisions of the Board of Directors dated September 24, 2004 placed through Public Offer, and was authorized by the National Securities and Exchange Commission, as per Resolution No.139-2004 dated October 27, 2004 with the obligation by VENEZOLANO DE CRÉDITO, S.A., Banco Universal to return them to **THE ISSUER** when each of them are due.

SECOND: **THE ISSUER** appoints **VENEZOLANO DE CREDITO, S.A., Banco Universal** as **CUSTODY AGENT** of the Sole Bonds and/or macrobonds it may issue for each of the series of the issuance identified in the clause above; therefore, **THE ISSUER**, does hereby authorize **VENEZOLANO DE CREDITO, S.A., Banco Universal** to issue the corresponding negotiable custody certificates evidencing percentage ownership of that acquiring the macrobond of commercial papers. Printing the custody certificates by **THE CUSTODY AGENT** will only and exclusively be made by complying with the list provided by the **PLACEMENT AGENT OR AGENTS**, dully signed by the authorized officers for that purpose and prior confirmation by **THE ISSUER**, indicating the name of each investor, the amount acquired, the series to which it belongs, its maturity and the percentage of participation.

THE CUSTODY AGENT will issue Negotiable Custody Certificates provided that it receives by **THE ISSUER** the sole bond and/or macrobond of the series as well as the information provided by the Placement Agent or Agents. The Negotiable Custody

Certificate shall include the following information in their text: a) Type of Certificate; b) Name of the issuer of certificate; c) Percentage of participation in macrobond; d) Identification of series and its main characteristics; e) Authorization of issuance by the National Securities and Exchange Commission, and f) Authorized signatures of the Custody Agent.

THIRD: **THE ISSUER** backs the authenticity of the Sole Bonds and/or macrobonds delivered to the **CUSTODY AGENT** and it is hereby expressly understood that **THE ISSUER** is the sole debtor and is bound before the holders of Commercial Papers to pay both capital stock and yielding of such papers comprised in the sole bond and/or macrobond from the moment the **CUSTODY AGENT** delivers the Negotiable Custody Certificates object of this operation.

FOURTH: It is herein understood that **VENEZOLANO DE CREDITO, S.A., Banco Universal**, acting as Custody Agent of the series comprising Issuance of Commercial Papers does not assume any other responsibility that does not arise from compliance with the present contract and, therefore, it is not held responsible for the obligations of **THE ISSUER** in regard to the Issuance of Commercial Papers indicated in the First Clause of this contract. Therefore, **VENEZOLANO DE CREDITO, S.A., Banco Universal,** in its capacity as Custody Agent does not guarantee holders of Commercial Papers or holders of Negotiable Custody Certificates payment of capital and interests by **THE ISSUER**.

The obligation of **THE CUSTODY AGENT** to carry out on account of **THE ISSUER** the custody and issuance of Negotiable Custody Certificates is subject to the following conditions:

a) **THE CUSTODY AGENT** should have received the Sole Bond and/or macrobond by **THE ISSUER** within the two (2) days prior beginning the public offer of the series referred to.

b) **THE PAYMENT AGENT** should have received the original instructions by the Placement Agents appointed by THE ISSUER, prior comprised by this latter.

FIFTH: THE ISSUER is bound to provide **THE BANK** all the information required so that this latter may comply with the provisions set forth herein. **THE ISSUER** is bound to

immediately notify **THE CUSTODY AGENT,** in written, of any relevant event related to Issuance of Commercial Papers, their circulation, their maturity.

SIXTH: THE BANK will receive for its services as Custody Agent the amount of **FOUR HUNDRED FIFTY THOUSAND BOLIVARS (Bs.450,000.00)** monthly from the issuance of public offer of the first series comprising Issuance of Commercial Papers identified in the first clause of this contract, which are debited from the current account No.0104-0030-91-0300001963 maintained by **THE ISSUER** at VENEZOLANO DE CRÉDITO, S.A., Banco Universal; therefore, **THE ISSUER** does hereby authorize **THE CUSTODY AGENT** to make such monthly charges.

SEVENTH: This contract will be in effect from the date of starting placement of the first series of Commercial Papers part of the issuance referred to herein and until repayment and payment of the Sole Bond and/or macrobond of the last series, including the issuance identified herein; however, the parties mutually agreed that they may render the contract terminated at any time, prior written notice with at least thirty (30) days in advance from the date of termination.

EIGHT: Pursuant to the provisions set forth in the Standards for Prevention, Control and Taxation of Operations for Legitimizing Capitals applicable to the Venezuelan Capital Market, published in Official Gazette No.36.411 as of March 11, 1998 the obligation to keep a record of the individuals and body corporate that acquire commercial papers related to the present issuance will be on account of **THE ISSUER**, as provided for the aforementioned standards.

NINTH: For all the effects of this contract, its derivatives and consequences, the parties choose the city of Caracas as special domicile, exclusive and excluding any other, to which Court jurisdiction they do hereby expressly declare to submit.

Any notices required and provided for herein shall be made in written and be effective upon reception in the addresses specified below:

THE ISSUER:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaito, Caracas, Venezuela.

THE CUSTODY AGENT:

VENEZOLANO DE CRÉDITO, S.A., Banco Universal. Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria (Trust Management), Caracas.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its authentication. (signed) Illegible.

Translator's Note:

Next, there is an authentication that reads as follows: "BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF THE INTERIOR AND JUSTICE. CARACAS METROPOLITAN DISTRICT. SANDRA ROMERO DE NAVAS. NINTH PUBLIC NOTARY OFFICE OF LIBERTADOR MUNICIPALITY OF CAPITAL DISTRICT, Caracas, on the Fifteenth (15th) day of November of TWO THOUSAND FOUR (2004). Historical years 194 and 145. The foregoing document was drawn up by lawyer **NELLY** GONZÁLEZ DÍAZ., registered with Inpreabogado under No. 31291, was presented for its authentication and return as per form No. 303553 as of 11/12/2004. Its grantor being present he said to be named **JUAN ANTONIO LOVERA V.** (Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. – MANPA, S.A.C.A.), and **MARIA EUGENIA GAMEZ AZPURUA** (in representation of **VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL**), of legal age, domiciled in Caracas, Venezuelan citizens, married, and single, bearers of Identity Card Nos. V-5534882, and V-5566177, respectively. Having the original document been read and compared against its copies, these latter and the original being signed in the presence of the Notary Public, the grantor declared that: **"ITS CONTENT IS TRUE AND THE SIGNATURE AT THE BOTTOM OF THE INSTRUMENT IS MINE."** Therefore, the Notary Public does hereby make known that she informed the parties about the content, nature, scope and legal consequences of the act granted pursuant to Ordinal 2nd, Article 78 of the Law of Registry and Notary Public Offices, in virtue thereof she declared the document legally authenticated in the presence of witness **OLGA VIERA** and **EDUARDO ELIAS SILVA**, bearers of Identity Cards numbers V-6970214 and V-4851729, respectively, and registered under No. 43, Volume 222 of the Authentication Books kept by this Notary Office. The undersigned Notary does hereby make known that she personally saw: 1)

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

The Articles of Incorporation-By-Laws of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, on 3/31/1950 under No. 379, Volume 1-B, which last amendment was made before the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of 7/14/99, under No.35, volume 141-A-Pro together with Minute of the Board of Directors of the aforementioned company, dated 9/24/2004; 2) Articles of Incorporation-By-Laws of VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL, registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925 under No.204, published in Municipal Gazette of the government of the Federal District as of 6/6/1925, No.3262, changed into "Banco Universal", changed its company name and fully amended its By-laws as evidenced by written document registered with the First Commercial registry of the Judicial Circuit of the Capital District and Miranda State as of 1/24/2002 under No.11, Volume 6-A-Pro, published in "Diario La Religión" as of February 26, 2002, No.38218 and Executive Committee as of 7/13/2004 authorizing MARIA EUGENIA GAMEZ AZPURUA to carry out this granting. For this act the Notary moved and constituted in: 1) Torre Country Club, MANPA, as of today at 9:00 a.m. and 2. AV ALAMEDA TORRE BCO. VENEZOLANO DE CREDITO, SAN BERNARDINO, as of today at 10:00 a.m. upon request of the party concerned. The document was drawn up by EDUARDO ELIAS SILVA, I.D. Card No.V-4851729, Clerk: II, an authorized officer pursuant to Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC

Laywer Sandra Romero de Navas (signed) Illegible.

Ninth Notary of Libertador Municipality of the Capital District.

THE GRANTORS

Juan Antonio Lovera (signed) Illegible.

María E. Gamez Azpúrua (signed) Illegible.

THE WITNESSES:

The authorized officer." ---

Translator's Note:

At the upper right margin of the first folio of the document there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2004 November 16 PM 3:36 FILE RECEIVED." At the upper right margin of each of the first folios of each of the three contracts there is the wet seal of the Ninth Notary Public Office. -----------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December 14th, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Letterhead of MANPA]

Caracas, November 15, 2004.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. Dra. Aida Lamus

Dear sirs:

Enclose hereto please find the certification of the conditions, fashions and other matters of the First Series of issuance of Commercial Papers 2004-I at bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A.

Having no further matter to discuss, please do not hesitate to contact us.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

Phone 9012335/ 9012245

Fax 9012317 --

[Letterhead of MANPA]

Caracas, September 15, 2004.

REPUBLICA DE VENEZUELA 2 INTERPRETE PUBLICO JUDITH HERNANDEZ MORA

CERTIFICATION

I, Juan Antonio Lovera, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.5534882, acting in my capacity as Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. and in compliance with the powers vested upon me by minutes of the Board of Directors dated September 24, 2004 do hereby declare that:

The conditions, fashions and other matters for the First Series of Issuance of Commercial Papers 2004-I are as follows:

Securities:

Commercial Papers at Bearer.

Total amount authorized for issuance:

Five Thousand Million Bolivars (Bs.5,000,000,000.00).

Total amount of the First Series:

Three Thousand Million Bolivars (Bs.3,000,000,000.00).

Type of Placement:

Placement at bigger efforts, acting as placement agent;

Valores Vancred Casa de Bolsa, S.A.

This series is represented by a Sole Title amounting to Bs.3,000,000,000.00, which will be under custody at the office premises of Venezolano de Crédito, S.A., Banco Universal, in its capacity as Custodian Agent, which in turn will issue Negotiable Custody Certificates equal to the number of Investors owning the series.

Place and date of issuance:

Caracas, November 23, 2004.

Maturity Date:

Caracas, February 21, 2005.

Term:

90 days.

Placement price:

At discount.

Yielding:

The corresponding yielding of securities will be set with two (2) days prior the date of beginning placement, which will be published in a newspaper ad on the day of placement. The yielding will be calculated based on a month of thirty (30) days, a year of three hundred sixty (360) days.

Payment place:

Securities par value will be paid at maturity upon submission of custody certificate at the business premises of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto – Caracas, Phone 9012245.

It is hereby understood that primary placement of series which characteristics have been described herein will be carried out on November 23, 2004 and the regulations in effect regarding capital market and particularly, in regard to the "Standards Related to Issuance, Public Offer and Negotiation of Commercial Papers" issued by the National Securities and Exchange Commission shall be complied with.

Offer term:

Fifteen (15) continuous days from November 23, 2004.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

Phone 9012335 Fax 9012317---

Translator's Note:

At the upper margin of each of the three folios of the document originally written in Spanish there is a wet seal that reads as follows: "2004. November 16 P.M. 3:35. FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 24th, 2004

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------

[Logotype of MANPA]

MESSRS.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Public Offer of Securities

City.-

Attention: Dra. Aida Lamus

Dear sirs:

Attached hereto please find one (1) original and three (3) copies of the newspaper ad corresponding to issuance 2004-I of Commercial Papers at Bearer of Manufacturas de Papel C. A. (MANPA) S.A.C.A. for its approval and bearing of the corresponding seal as *Authorized Publicity by the National Securities and Exchange Commission.*

Should you have any further question please do not hesitate to contact us.

Sincerely,

Leticia Level (signed) Illegibl.e

Corporate Planning Manager

llevel@manpa.com.ve

Phoen 901.2335/ 901.2245

Fax 901.2317---

[Logotype of MANPA]

REPÚBLICA DE VENEZUELA 2 INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUANCE 2004-I

The authorization granted by the National Securities and Exchange Commission for the present Issuance was registered with the National Securities and Exchange Registry as of October 27, 2004 as per Resolution No.139-2004 for the amount of Bs.5,000,000,000.00, and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on April 25, 2003 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issuance and Public Offer of Commercial Papers in its meeting No. 971 held on September 24, 2004.

On November 15, 2004 MANPA Corporate Finance Vice-President by the powers vested upon him by meeting of the Board of Directors held on September 24, 2004 agreed the issuance of the present series:

TOTAL AMOUNT OF SERIES I

Bs.3,000,000,000.oo

The present series is represented by a Sole Bond amounting to Bs.3,000,000,000.oo which will be under custody at the office premises of Venezolano de Crédito, S.A. Banco Universal, in its capacity as Custody Agent which in turn will issue Negotiable Custody Certificates equal to the number of investors the series may own.

The Common Representative of Holders: Venezolano de Crédito, Banco Universal

PLACEMENT PRICE:	**At discount**
PLACE AND DATE OF ISSUANCE:	**YIELDING %**
Caracas, November 23, 2004	
MATURITY DATE: Caracas, February 21, 2005	**360-day basis**
TERM:	**90 days**

PAYMENT FASHION: **Par value payable upon maturity**

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. Category "A": Subcategory "A1"
CLASIFICADORES ASOCIADOS S&S, C.A. Category "A": Subcategory "A2"

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

PLACEMENT based on bigger efforts

PLACEMENT AGENT VALORES VENCRED CASA DE BOLSA, S.A. [address and phone numbers]

Please request the aforementioned Placement Agent the Issuance Prospectus authorized by the National Securities and Exchange Commission. Primary placement of bonds will begin on November 23, 2004 and have a term of 15 continuous days.

PUBLICITY AUTHORIZED BY THE NATIONAL SECURITIES AND EXGHANGE COMMISISON.

Translator's Note:

At the upper right margin of this folio there is a wet seal that reads as follows: ""National Securities and Exchange Commission 2004 November 16 PM 3:35. FILE RECEIVED."-

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 24th, 2004.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, October 29, 2004.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION - CNV

Present.-

Attn. National Securities Registry

1. Consolidated Financial Statements restated at September 30, 2004.

2. Consolidated Statements of Equity Accounts Movements at September 30, 2004 in restated bolivars.

3. Consolidated Statements of Equity Accounts Movements at September 30, 2003 in restated bolivars.

4. Consolidated Statements of Cash Flows for the term comprised from January the 1st to September the 30th for the years 2003 and 2004, in restated bolivars.

5. Historical Consolidated Financial Statements at September 30, 2004.

6. Consolidated Statements of Movements in Equity Accounts at September 30, 2004 in historical bolivars.

7. Consolidated Statements of Movements in Equity Accounts at September 30, 2003 in historical bolivars.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO 2

8. Consolidated Statements of Cash Flows for the term comprised from January the 1st to September the 30th for the years 2003 and 2004, in historical bolivars.

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.

Corporate Planning Manager.

Phone 901 22 45 Fax 901 23 17

llevel@manpa.com.ve

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2004 October 29 PM 1:19 FILE RECEIVED." ----------------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS STATEMENT RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER THE 30th

STATED IN CONSTANT CURRENCY AT SEPTEMBER THE 30th, 2004

INTERIM PRELIMINARY

(In thousands of Bs.)

	3rd Quarter 2004	3rd Quarter 2003
Net sales	318,910,557	274,662,168
OPERATING COSTS AND EXPENSES		
Sales cost	192,961,660	168,251,164
Administrative expenses	9,923,170	10,412,401
Sales expenses	32,612,953	25,473,688
TOTAL COST AND OPERATING EXPENSES	235,497,783	204,137,253
INCOME BEFORE INTERESTS/ TAXES/ DEPOSITS AND AMORTIZATIONS	83,412,774	70,524,915
DEPRECIATION AND AMORTIZATION	13,012,683	13,178,667

OPERATING INCOME	70,400,091	57,346,248
OTHER INCOME/ (EXPENSES)		
Others – net	-12,858,725	-37,654,132
INTEGRAL FINANCING INCOME (COST)		
Earned interests	270,229	385,484
Interests expenses	-2,537,134	-5,542,304
Exchange differences – net	3,266,705	3,333,259
Monetary earnings (loss)	-1,130,681	4,362,054
TOTAL INTEGRAL FINANCING INCOME (COST)	-130,881	2,538,493
PROFITS BEFORE INCOME TAX	57,410,485	22,230,609
Income tax provision	12,975,334	5,572,233
NET INCOME	44,435,151	16,658,376

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.——————————————————————————

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

AT SEPTEMBER 30, 2004

STATED IN CONSTANT CURRENCY AT SEPTEMBER 30, 2004

INTERIM PRELIMINARY

(In thousand Bs.)

	3RD Quarter 2004	3RD Quarter 2003
ASSETS		
CURRENT		
Cash and transferable securities	45,860,669	22,861,472
Commercial accounts receivable	63,756,614	60,117,690
Other accounts receivable	6,006,482	6,722,584
Inventory	57,615,512	55,199,432

INTERPRETE PUBLICO

REPÚBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH A. HERNANDEZ MORA

Expenses paid in advance	3,980,732	1,479,477
Advances to suppliers	8,350,725	3,691,255
TOTAL CURRENT ASSETS	185,570,734	150,071,910
Investments	15,085,192	14,690,525
NET FIXED ASSETS	465,708,195	479,790,100
Other Assets	1,426,819	3,518,503
TOTAL ASSETS	667,790,940	648,071,038

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

AT SEPTEMBER 30, 2004

STATED IN CONSTANT CURRENCY AT SEPTEMBER 30, 2004

INTERIM PRELIMINARY

(In thousand Bs.)

	3RD Quarter 2004	3RD Quarter 2003
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	26,408,948	4,905,042
Current portion of long-term loans	2,657,100	2,038,734
Commercial accounts payable	37,367,134	51,026,171
Other accounts payable	9,215,279	8,369,878
Dividends	448,277	3,248,570
Others	6,762,301	6,692,722
TOTAL CURRENT LIABILITIES	82,859,039	76,281,117
INCOME TAX PROVISION		

Income tax payable	6,773,710	7,132,449
TOTAL INCOME TAX PAYABLE	6,773,710	7,132,449
LONG-TERM LIABILITIES		
Long-term loans	0	5,475,404
Severance benefits and Other reserves	12,010,377	16,363,127
Other liabilities	1,550,320	1,625,028
TOTAL LONG-TERM LIABILITIES	13,560,697	23,463,560
TOTAL LIABILITIES	103,193,446	106,877,126
SHAREHOLDER'S EQUITY	564,597,494	541,193,912
TOTAL LIABILITIES AND EQUITY	667,790,940	648,071,038

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

(Next there is one Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER THE 30TH FOR THE YEARS 2003 AND 2004

STATED IN CONSTANT CURRENCY AT SEPTEMBER THE 30TH, 2004

(Stated in thousands of Bs.)

	2004	2003
OPERATING ACTIVITIES:	44,435,151	16,658,376
Net earnings		
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	196,798	294,879
Participation in results from non-consolidated	933,239	2,238,602

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

affiliates		
Disposal of non-monetary accounts	-	(139,017)
Removal and use of equipment and industrial parts	142,604	-
Loss from selling assets	1,092,115	(779)
Provision for investments	(2,495,842)	2,469,628
Goodwill redemption on share book value of affiliates	-	78,187
Monetary earnings	1,130,681	(4,362,054)
Depreciation and amortization	13,012,683	13,178,667
Provision for severance benefits	10,305,507	11,333,273
Changes in current assets and liabilities	(22,157,363)	2,725,556
Deferred charges and other assets	(125,850)	(1,660,951)
Payment of severance benefits	(8,951,297)	(11,975,929)
Other long-term accounts	475,000	5,246,670
Other liabilities and deferred credits	(10,159)	(24,932)
Net cash provided for operating activities	37,983,267	36,060,176
INVESTMENT ACTIVITIES:		
Additions to properties, plant and equipment net	(7,227,597)	(1,746,232)
Sales and withdrawals of properties and equipment, net	1,750,818	1,815,690
Net cash provided for (used in) investment activities	(5,476,779)	69,458
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	11,015,572	(9,958,026)
Reduction of long-term loans	(389,925)	(7,449,620)
Cash dividends	(14,841,238)	(14,690,396)
Net cash used in financing activities	(4,215,591)	(32,098,042)
NET INCREASE IN CASH AND CASH EQUIVALENTS	28,290,897	4,031,592
CASH AND CASH EQUIVALENTS:		

AT THE BEGINNING OF PERIOD	17,569,772	18,829,880
AT THE END OF PERIOD	45,860,669	22,861,472

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.---

[Next, there is a Consolidated statements of movements in equity accounts at September 30, 2004]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED PROFIT AND LOSS STATEMENT

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER THE 30TH

INTERIM PRELIMINARY

(In thousand Bs.)

	3rd Quarter 2004	3rd Quarter 2003
Net sales	304,753,572	216,042,254
OPERATING COSTS AND EXPENSES		
Sales cost	176,040,547	123,74,673
Administration expenses	9,443,180	7,466,070
Sales expenses	31,204,296	20,696,379
TOTAL COSTS AND OPERATING EXPENSES	216,688,023	151,867,122
NET INCOME BEFORE INTERESTS/ TAXES/ DEPRECIATION AND AMORTIZATION	88,065,549	64,175,132
DEPRECIATION AND AMORTIZATION	2,666,333	2,397,291
OPERATING INCOME	85,399,216	61,777,841
OTHER INCOME/ (EXPENSES)		
Others – net	-12,288,132	-26,177,658

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH ... HERNANDEZ MORA

INTEGRAL FINANCING INCOME (COST)		
Earned interests	262,602	297,099
Interests expenses	-2,417,018	-4,208,563
Exchange differences – net	2,956,027	2,319,996
TOTAL INTEGRAL FINANCING INCOME (COST)	801,611	-1,591,468
PROFITS BEFORE INCOME TAX	73,912,695	34,008,715
Income tax provision	12,223,130	4,439,182
NET INCOME	61,689,565	29,569,533

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED BALANCE SHEET

AT SEPTEMBER THE 30TH, 2004

INTERIM PRELIMINARY

(In thousand Bs.)

	3RD Quarter 2004	3RD Quarter 2003
ASSETS		
CURRENT		
Cash and transferable securities	45,860,669	18,922,890
Commercial accounts receivable	63,756,614	49,760,595
Other accounts receivable	6,006,482	5,564,415
Inventory	55,857,400	41,599,116
Expenses paid in advance	3,920,188	1,166,522
Advances to suppliers	8,342,385	3,033,174
TOTAL CURRENT ASSETS	183,743,738	120,046,712
Investments	82,617	4,041

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

NET FIXED ASSETS	37,569,081	32,365,168
Other Assets	1,426,819	2,912,334
TOTAL ASSETS	222,822,255	155,328,255

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED BALANCE SHEET

AT SEPTEMBER THE 30th, 2004

INTERIM PRELIMINARY

(In thousand Bs.)

	3RD Quarter 2004	3RD Quarter 2003
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	26,408,948	4,060,000
Current portion of long-term loans	2,657,100	1,687,500
Commercial accounts payable	37,367,134	42,235,366
Other accounts payable	9,215,279	6,927,913
Dividends	448,277	2,688,905
Others	6,930,361	5,630,483
TOTAL CURRENT LIABILITIES	83,027,099	63,230,167
INCOME TAX PROVISION		
Income tax payable	6,773,710	5,903,668
TOTAL INCOME TAX PAYABLE	6,773,710	5,903,668
LONG-TERM LIABILITY		
Long-term loans	-	4,532,100

Severance benefits and Other reserves	12,010,377	13,544,082
Other liabilities	12,233,024	8,542,711
TOTAL LONG-TERM LIABILITIES	24,243,401	26,618,893
TOTAL LIABILITIES	114,044,210	95,752,728
SHAREHOLDER'S EQUITY	108,778,045	59,575,527
TOTAL LIABILITY AND SHAREHOLDER'S EQUITY	222,822,255	155,328,255

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.---

(Next there is one Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER THE 30TH FOR THE YEARS 2003 AND 2004

IN HISTORICAL BOLIVARS

(Stated in thousands of Bs.)

	2004	2003
OPERATING ACTIVITIES:		
Net earnings	61,689,565	29,569,533
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	196,798	244,077
Income from selling assets	(89,434)	(1,059)
Participation in results from non-consolidated affiliates	(82,617)	907,628
Goodwill redemption on share book value of affiliates	-	60,562
Depreciation and amortization	2,666,333	2,397,291
Provision for severance benefits	8,986,721	7,777,626

Changes in current assets and liabilities	(30,540,426)	(7,630,703)
Deferred charges and other assets	(125,850)	(1,637,562)
Payment of severance benefits	(6,574,882)	(7,028,465)
Other long-term accounts payable	475,000	-
Other liabilities and deferred credits	(88,882)	4,253,879
Net cash provided for operating activities	36,512,326	28,912,807
INVESTMENT ACTIVITIES:		
Sales and withdrawals of properties and equipment, net	591,079	2,910
Additions to properties, plant and equipment net	(5,946,395)	(1,255,564)
Net cash used in investment activities	(5,355,316)	(1,252,654)
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	12,985,448	(6,140,000)
Reduction of long-term loans	-	(4,049,500)
Cash dividends	(13,764,056)	(11,470,047)
Net cash used in financing activities	(778,608)	(21,659,547)
NET INCREASE IN CASH AND CASH EQUIVALENTS	30,378,402	6,000,606
CASH AND CASH EQUIVALENTS:		
AT THE BEGINNING OF PERIOD	15,482,267	12,922,284
AT THE END OF PERIOD	45,860,669	18,922,890

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

Translator's note:

At the upper right margin of the front page of the prospectus and some of its internal pages there is a wet seal that reads as follows:"National Securities and Exchange

Commission. 2004 October 29 PM 1:19. FILE. RECEIVED." ------------------------

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 29th, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS RE-STATED FOR THE PERIOD INCLUDED FROM JANUARY 1 TO SEPTEMBER 30,2003
STATED IN CONSTANT CURRENCY AT SEPTEMBER 30, 2004
(Stated in thousand bolivars)

					Retained Earnings			
	Capital stock	Capital Updating	Updated Net Balance of Retained Earnings for the sole use of payment of dividends of shares of Manpa or subsidiaries	Accrued result from translation of foreign subsidiary	Legal Reserve	Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2002	22,940,094	110,214,484	228,691,853	91,966	13,315,457	29,428,760	132,708,489	537,391,104
Net income	-	-	-	-	-	16,658,376	-	16,658,376
Cash dividends	-	-	-	-	-	(14,690,396)	-	(14,690,396)
Result from holding non-monetary assets	-	-	-	-	-	-	1,834,828	1,834,828
BALANCES AT SEPTEMBER 30, 2003	22,940,094	110,214,484	228,691,853	91,966	13,315,457	31,396,740	134,543,317	541,193,912

CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS RE-STATED FOR THE PERIOD INCLUDED FROM JANUARY 1 TO SEPTEMBER 30,2004
STATED IN CONSTANT CURRENCY AT SEPTEMBER 30, 2004
(Stated in thousand bolivars)

					Retained Earnings			
	Capital stock	Capital Updating	Updated Net Balance of Retained Earnings for the sole use future capital stock increases	Accrued result from translation of foreign subsidiary	Legal Reserve	Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2003	22,940,094	110,215,053	228,692,829	34,339	13,315,514	27,134,837	114,120,428	516,453,094
Net income	-	-	-	-	-	44,435,151	-	44,435,151
Cash dividends	-	-	-	-	-	(14,841,238)	-	(14,841,238)
Result from holding non-monetary assets	-	-	-	-	-	-	18,550,487	18,550,487
BALANCES AT SEPTEMBER 30, 2004	22,940,094	110,215,053	228,692,829	34,339	13,315,514	56,728,750	132,670,915	564,597,494

JUAN ANTONIO LOVERA (signed) Illegible
Corporate Vice President of Finances

MARÍA ALEJANDRA MAGUHN (signed) Illegible
Corporate Comptroller

DE VENEZUELA
INTERPRETE
PUBLICO
HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE PERIOD INCLUDED FROM JANUARY 1 TO SEPTEMBER 30,2003
IN HISTORICAL BOLIVARS
(Stated in thousands bolivars)

	Capital stock	Retained Earnings Legal Reserve	Retained Earnings Undistributed	Total Equity
BALANCES AT DECEMBER 31, 2002	11,470,047	1,095,795	28,910,199	41,476,041
Net income	-	-	29,569,533	29,569,533
Cash dividends	-	-	(11,470,047)	(11,470,047)
BALANCES AT SEPTEMBER 30, 2003	11,470,047	1,095,795	47,009,685	59,575,527

CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE PERIOD INCLUDED FROM JANUARY 1 TO SEPTEMBER 30,2004
IN HISTORICAL BOLIVARS
(Stated in thousands BOLIVARS)

	Capital stock	Retained Earnings Legal Reserve	Retained Earnings Undistributed	Total Equity
BALANCES AT DECEMBER 31, 2003	11,470,047	1,095,795	48,286,694	60,852,536
Net income	-	-	61,689,565	61,689,565
Cash dividends	-	-	(13,764,056)	(13,764,056)
BALANCES AT SEPTEMBER 30, 2004	11,470,047	1,095,795	96,212,203	108,778,045

JUAN ANTONIO LOVERA (signed) Illegible
Corporate Vice President of Finances

MARÍA ALEJANDRA MAGUHN (signed) Illegible
Corporate Comptroller

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------

[Letterhead of MANPA]

Caracas, September 24, 2004

Citizen

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.

This is to inform you that the Board of Directors of my principal, in Meeting No.921 on this same date, decided to convene a Special Shareholder's Meeting as of October the 1st, 2004 in order to decree an extraordinary cash dividend of Five Bolivars (Bs.5,00) per share, under the terms and conditions subject to its consideration, delegating on the Board of Directors the powers to establish the registry date (limit date of transaction with benefit) and payment date (effective date of registry with benefit).

This notification is made to comply with the provisions of the National Securities and Exchange Commission No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President.

Enclose proposal ---

[Logotype of Manpa]

SPECIAL SHAREHOLDERS´ MEETING

OCTOBER THE 1st, 2004

PROPOSAL

SOLE ITEM OF THE NOTICE

The Board of Directors proposes to decree an extraordinary cash dividend of Five Bolivars (Bs.5.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed profits account at December 31, 2003 in favor to shareholders registered on the fifth business day (limit date of transaction with benefit) following the publication of the notification of dividends in one (1) newspaper of major national circulation, payable on the fourth business day following this latter date (effective date of registry with benefit). Delegate on the Board of Directors setting of the registry date as well as payment to shareholders).

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTICE

Shareholders of this company are hereby convened for a Social Shareholders´ Meeting to be held on October 1, 2004 at 11:30 a.m. in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes:

SOLE ITEM: Agreeing upon an extraordinary cash dividend to be allocated among shareholders according to the proposal to be presented by the Board of Directors and delegating on the Board of Directors setting the registration and payment dates to shareholders.

REPUBLICA DE VENEZUELA
3
INTERPRETE PUBLICO

Shareholders are herein informed that the proposal of the Board of Directors referred to in this notice is available for them at the company premises from the date of publishing this notice.

Caracas, September 25, 2004.

For the BOARD OF DIRECTORS.

CARLOS DELFINO T.

President. ---

[Next, there are two Statements of Movements in equity accounts at August 31, 2004; and two Statements of Movements in equity accounts at December 31, 2003]------------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

BALANCE SHEET AT DECEMBER 31, 2003

IN CONSTANT BOLIVARS AT DECEMBER 31, 2003

(Stated in thousand Bs.)

	2004
ASSETS	
CURRENT ASSETS:	
Cash and transferable securities	12,604,692
Bills and accounts receivable	62,467,467
Advances to suppliers	2,996,080
Inventory - net	41,781,075
Expenses paid in advance	571,937
TOTAL CURRENT ASSETS	120,421,251
INVESTMENT OF LONG-TERM SPARE PARTS	8,302,703
INVESTMENTS IN AFFILIATES - net	244,879,959
PROPERTY, PLANT AND EQUIPMENT - Net	161,478,696
TOTAL	535,082,609
LIABILITIES, INTERESTS AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Bank and bank overdrafts	10,620,000

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
4

Current portion of obligations and long-term loans	5,460,600
Documents payable	1,222,731
Accounts payable	41,717,997
Dividends payable	5,178,987
Accumulated expenses payable	6,881,083
Taxes payable	6,690,210
Total current liabilities	77,771,608
PROVISION FOR SENIORITY PAYMENT	6,918,933
OTHER LIABILITIES AND DEFERRED CREDITS	28,994
Total liabilities	84,719,535
SHAREHOLDER'S EQUITY – As per enclose financial statement	450,363,074
TOTAL	535,082,609

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

INCOME STATEMENT FOR THE YEAR ENDED AT DECEMBER 31, 2003 IN CONSTANT BOLIVARS AT DECEMBER 31, 2003

(Stated in thousand bolivars, except net income per share)

NET SALES	307,582,537
SALES COSTS	209,452,321
GROSS INCOME	98,130,216
SALES EXPENSES	20,096,690
ADMINISTRATIVE EXPENSES AND OVERHEADS	11,415,418
	31,512,108
OPERATING INCOME	66,618,108
OTHER INCOME (DISBURSEMENTS):	
Provision for investments	(3,508,095)
Loss in temporary investment	(23,083,167)
Net loss in hedge agreement in foreign currency	(365,888)
Income from selling assets	679
Bank debit tax	(4,032,729)
Others-net	(5,058,300)
	(36,047,500)
INTEGRAL FINANCING INCOME (COST):	
Interests expenses	(5,238,352)
Interests on temporary investments	394,539
Exchange differences – net	2,881,225
Monetary earnings of the fiscal year (REME)	3,851,012
	1,888,424
PROFITS BEFORE INCOME TAX	32,459,032
TAX PROVISION	

Income tax	9,046,185
INCOME BEFORE PROFITS FROM RESULTS IN SUBSIDIARIES AND AFFILIATES	23,412,847
PARTICIPATION IN RESULTS FROM AFFILIATES AND SUBSIDIARIES	(543,578)
INCOME BEFORE MINORITY INTERESTS	23,133,107
NET INCOME	22,869,269
NET INCOME PER SHARE (2,294,009,424 average shares)	9.97

Translator's note:

At the upper right margin of the front page of the prospectus and some of its internal pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2004 September 24 PM 1:23. FILE. RECEIVED." ----------------------

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 29, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
STATEMENT OF MOVEMENTS IN EQUITY ACCOUNTS
Re-stated in constant currency at August 31, 2004
(Stated in thousands bolivars)

			Retained Earnings				
	Capital stock	Accrued result from translation of foreign subsidiary	Legal Reserve	Updated Net Balance for Future Capital Increases	Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2003	132,462,369	34,339	13,246,236	227,502,988	26,992,541	113,828,140	514,066,613
Net profit	-		-		39,363,392	-	39,363,392
Cash dividends	-	-	-	-	(14,764,022)	-	(14,764,022)
Result for holding non-monetary assets	-	-	-	-	-	19,947,919	19,947,919
BALANCES AT AUGUST 31, 2004	132,462,369	34,339	13,246,236	227,502,988	51,591,911	133,776,059	558,613,902

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH Y. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
STATEMENT OF MOVEMENTS IN EQUITY ACCOUNTS
Re-stated in constant currency at December 31, 2003
(Stated in thousands bolivars)

	Capital stock	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Updated Net Balance of Retained Dividends	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2002	116,115,407	91,966	11,611,540	199,427,221	25,751,774	138,718,049	491,715,957
Net profit	-		-		22,869,269	-	22,869,269
Accrued result from translation of foreign subsidiary	-	(57,627)	-	-	-	-	(57,627)
Cash dividend	-	-	-	-	(25,227,267)	-	(25,227,267)
Result for holding non-monetary assets	-	-	-	-	-	(38,937,258)	(38,937,258)
BALANCES AT DECEMBER 31, 2003	116,115,407	34,339	11,611,540	199,427,221	23,393,776	99,780,791	450,363,074

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
STATEMENT OF MOVEMENTS IN EQUITY ACCOUNTS
Stated in *historical bolivars* at August 31, 2004
(Stated in thousands bolivars)

	Capital stock	Applicable portion to financial statements adjusted by inflation	Net Capital stock	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: *Undistributed*	Total Equity
BALANCES AT DECEMBER 31, 2003	22,940,094	(11,470,047)	11,470,047	34,339	1,095,795	48,252,354	60,852,535
Net profit	-	-	-	-	-	54,579,931	54,579,931
Cash dividend	-	-	-	-	-	(13,764,056)	(13,764,056)
BALANCES AT AUGUST 31, 2004	22,940,094	(11,470,047)	11,470,047	34,339	1,095,795	89,068,229	101,668,410

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
STATEMENT OF MOVEMENTS IN EQUITY ACCOUNTS
Stated in historical bolivars at December 31, 2003
(Stated in thousands bolivars)

					Retained Earnings		
	Capital stock	Applicable portion to financial statements adjusted by inflation	Net Capital stock	Accrued result from translation of foreign subsidiary	Legal Reserve	Undistributed	Total Equity
BALANCES AT DECEMBER 31, 2002	22,940,094	(11,470,047)	11,470,047	91,966	1,095,795	28,818,232	41,476,040
Net profit	-	-	-	-	-	42,374,216	42,374,216
Cash dividend	-	-	-	-	-	(22,940,094)	(22,940,094)
Accrued result from translation of foreign subsidiary	-	-	-	(57,627)	-	-	(57,627)
BALANCES AT AUGUST 31, 2003	22,940,094	(11,470,047)	11,470,047	34,339	1,095,795	48,252,354	60,852,535

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

PRIMERA: Acuerdo de Emisión y sus Características

La Asamblea General Ordinaria de Accionistas de "**EL EMISOR**" celebrada el 25 de Abril de 2003, autorizo la emisión de papeles comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,00). En este sentido, la Junta Directiva en su reunión No. 921 de fecha 24 de Septiembre de 2004, haciendo uso de las facultades conferidas por la referida Asamblea de Accionistas, fijó el monto de la emisión de Papeles Comerciales en hasta CINCO MIL MILLONES DE BOLIVARES (BS. 5.000.000.000,00), cuyas características serán especificadas en la emisión de cada serie que será publicada en un diario de alta circulación nacional. La presente emisión fue autorizada e inscrita en el Registro Nacional de Valores el día 27 de Octubre de 2004 bajo la Resolución No. 139-2004.

SEGUNDA: Vigencia

Este contrato entrará en vigencia a la fecha de su firma y se mantendrá en vigencia hasta tanto hayan sido pagados todos los Certificados de Custodia negociables de cada una de las series con base a la autorización otorgada por la Comisión Nacional de Valores el día 27 de Octubre de 2004, bajo la Resolución No. 139-2004.

TERCERA: Atribuciones de los Agentes de Colocación

"EL EMISOR" autoriza y faculta a VALORES VENCRED CASA DE BOLSA, S.A., para actuar como **"AGENTE DE COLOCACIÓN"** y para designar, si fuere necesario, a otros "Corredores Públicos de Títulos Valores" de las series que se emitan con base a la autorización señalada en la Cláusula anterior. A tales efectos **"EL AGENTE DE COLOCACIÓN"** estará encargado de:

a.- Procurar en Base a Mayores Esfuerzos o cualquier modalidad que fijen las partes, la Colocación del monto de cada serie de Papeles Comerciales, en la proporción que le correspondiere.

Nelly González Díaz
Abogado
Inpre-Abogado No. 3129

40
222

RECIBIDO 12-11-2004 203554 15-11-2004

CONTRATO DE COLOCACION

Entre, **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, fundada en 1950, domiciliada en Caracas, cuya acta constitutiva y estatutos sociales fueron inscritos en el Registro de Comercio llevado por el entonces Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B (Expediente N° 3.251) y cuya última modificación a sus estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de Julio de 1999, bajo el N° 35, Tomo 141-A Pro, representada en este acto por el Sr. **JUAN ANTONIO LOVERA V.**, venezolano, mayor de edad, domiciliado en Caracas, titular de la cédula de identidad **N° 5.534.882**, procediendo en su carácter de **Vicepresidente Corporativo de Finanzas** y suficientemente facultado para este acto como consta en Acta de Junta Directiva N° 921 del 24 de Septiembre de 2.004, que en lo sucesivo se denominará " **EL EMISOR** ", por una parte y por la otra **VALORES VENCRED CASA DE BOLSA, S.A.**, sociedad de comercio inscrita en el Registro Mercantil de la Circunscripción Judicial del Distrito Federal y Estado Miranda, en fecha 18 de Noviembre de 1985, bajo el N° 2, Tomo 39-A PRO, representado por los señores **HELENA URRUTIA MOSQUERA** y **GERONIMO PAOLINI**, venezolanos, mayores de edad, domiciliados en Caracas y titulares de las cédulas de identidad **N° 6.557.708** y **N° 5.314.601** respectivamente, procediendo en su carácter de Director y Corredor Público de Títulos Valores, suficientemente facultados para este acto en reunión de Junta Directiva celebrada el 27 de Octubre de 2004; quien en lo adelante, y a los efectos del presente contrato se denomina **"EL AGENTE DE COLOCACION"; se ha convenido** celebrar el presente contrato de colocación, que se rige por las siguiente cláusulas:

2004 NOV 16 PM 3:36
RECIBIDO

b.- Efectuar cualquier trámite que se necesitara para la eficiente colocación del monto asignado en cada serie.

c.- De conformidad a lo establecido en las **Normas sobre la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales Aplicables al Mercado de Capitales Venezolano,** dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 36.411 de fecha 11 de Marzo de 1998, **"EL AGENTE DE COLOCACION"** se compromete a llevar el registro de las personas naturales y jurídicas que adquieren cualesquiera de las series de papeles comerciales relativas a esta emisión, de conformidad a lo establecido en los Artículos 3 y 4 de las mencionadas normas y deberá estar a disposición de **"EL EMISOR"** una vez culminado el período de colocación, en caso de que le sea requerido.

"EL AGENTE DE COLOCACION" estará exceptuado de llevar este registro, cuando **EL EMISOR** efectúe directamente la colocación primaria de cualesquiera de las series, en cuyo caso será obligación de **"EL EMISOR",** llevar el registro de las personas naturales y jurídicas que adquieran las series de papeles comerciales relacionadas con la presente emisión, tal y como lo establece las **Normas sobre la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales Aplicables al Mercado de Capitales Venezolano.**

CUARTA: Legitimación de Capitales

"EL AGENTE DE COLOCACION" se obliga a cumplir con las disposiciones contenidas el las **Normas sobre la Prevención, Control y Fiscalización de la Operaciones de Legitimación de Capitales en el Mercado de Capitales Venezolano** dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 36.411 de fecha 11 de Marzo de 1998.

QUINTA: Trámites y Gastos del Emisor

1. Las partes convienen expresamente en que la solicitud de autorización para hacer oferta pública de la referida emisión, será elaborada y tramitada por **"EL EMISOR"** ante la Comisión Nacional de Valores.
2. Las partes convienen en que los gastos correspondientes a impresión de los prospectos, impresión de los títulos únicos de cada serie y publicidad relativa a la colocación de las emisiones, estarán a cargo de **"EL EMISOR"**.
3. Los gastos en que incurra **"EL AGENTE DE COLOCACION"** por cuenta de **"EL EMISOR"** requerirán la previa autorización de ésta.

SEXTA: Sistema de Colocación

"EL AGENTE DE COLOCACION" se compromete a procurar la colocación primaria de las series a que se refiere el presente contrato, mediante el sistema de "Colocación a Mayores Esfuerzos" o cualquier modalidad que fijen las partes y se anunciará en el aviso de prensa, el cual se encuentra definido en el Artículo 1°, Numeral 10, de las "Normas Relativas a la Oferta Pública y Colocación Primaria de Títulos Valores y a la Publicidad de las Emisiones".

"EL AGENTE DE COLOCACION" se obliga a dar cumplimiento a todas las disposiciones aplicables que se deriven de las citadas Normas para la colocación primaria de los papeles comerciales a los cuales se refiere este contrato, así como a las cláusulas contenidas en el presente convenio. En la oportunidad de cada serie, **"EL EMISOR"** deberá emitir un Título Unico por el monto efectivamente colocado, el cual permanecerá en custodia de **"EL EMISOR"** que actuará como Agente de Pago para cada serie, lo cual será especificado en el aviso de prensa correspondiente. En el momento de efectuarse la venta, **"EL AGENTE DE COLOCACION"** deberá entregar a cada inversionista un recibo de caja el cual deberá

ser canjeado por un certificado de custodia negociable emitido por **"EL EMISOR"** en su carácter de Custodio del Título Unico que conforma cada serie.

SEPTIMA: Distribución, Plazo y Forma

"EL AGENTE DE COLOCACION" comenzará a colocar el monto total de cada serie en la oportunidad en que sean publicados los avisos de prensa participando la emisión de cada serie.

En la contratación que celebre **"EL AGENTE DE COLOCACION"** con otros Agentes de Colocación según lo previsto en la cláusula segunda, deberá establecerse: Diariamente las Sociedades de Corretaje de títulos valores, depositarán en la cuenta que **"EL EMISOR"** le haya indicado previamente y por escrito a **"EL AGENTE DE COLOCACION"** los fondos recaudados por sus ventas y enviarán a **"EL AGENTE DE COLOCACION"** conjuntamente con los comprobantes de los depósitos Bancarios el formulario diseñado por este último, en el cual se especificarán los montos colocados, así como otros datos relativos a dichas colocaciones.

Los fondos deberán ser entregados a **"EL EMISOR"** el día de la fecha valor de la venta, mediante depósito de los mismos en la cuenta, que a tal efecto, **"EL EMISOR"** le haya indicado previamente y por escrito a **"EL AGENTE DE COLOCACION"**.

OCTAVA: Comisiones

"EL AGENTE DE COLOCACION" percibirá por los servicios prestados conforme al presente contrato, una comisión de **0,70%** en caso de inversionistas **personas jurídicas** y de **1,50%** en caso de inversionistas **personas naturales**, por año sobre el monto total efectivamente por ellos colocado de la emisión autorizada por la Comisión Nacional de Valores, la cual será cancelada de la forma siguiente:

- Dicha comisión será pagada por **"EL EMISOR"** al finalizar el período de colocación de cada serie o cuando la serie esté totalmente colocada, lo primero que ocurra, una vez retenido el impuesto sobre la renta correspondiente.

Queda expresamente convenido que **"EL AGENTE DE COLOCACION"** enviará a **"EL EMISOR"** la factura especificando el Impuesto al Valor Agregado, actualmente equivalente al quince por ciento (15,00 %), una vez enterado, calculado sobre el monto a cancelar a **"EL AGENTE DE COLOCACION"** de conformidad con lo establecido en el Decreto de Ley que establece el Impuesto al Valor Agregado publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 37.999, de fecha once (11) de Agosto de 2.004. Quedando expresamente entendido que el pago de la comisión a **"EL AGENTE DE COLOCACION"**, se efectúa por los servicios que presta al Emisor de acuerdo a este contrato.

NOVENA: Indemnización

"EL EMISOR" se obliga a mantener a salvo la responsabilidad de **"EL AGENTE DE COLOCACION"**, por cualquier reclamación que pudiese existir, por haber sido incorrecta, insuficiente o falsa la información publicada, derivada, generada y/o autorizada por **"EL EMISOR"**

relacionada con la emisión de Papeles Comerciales a que hace referencia la Cláusula Primera. En consecuencia, **"EL EMISOR"** se compromete a indemnizar a **"EL AGENTE DE COLOCACION"** por cualquier perjuicio que las circunstancias antes mencionadas pudieran haberle causado.

DECIMA: Arbitraje y Domicilio

Todas las controversias que se susciten en relación con el presente contrato deberán ser resueltas definitivamente a través de arbitraje, de conformidad con el Reglamento de Arbitraje del Centro de Arbitraje de la Cámara de Comercio de Caracas, que se encuentre

2004 NOV 16 PM 3:36

vigente para la fecha de la controversia, por uno o más árbitros nombrados de acuerdo con dicho Reglamento.

Las citaciones o notificaciones a que haya lugar con ocasión de cualquier procedimiento arbitral que se inicie conforme al procedimiento arbitral aquí contenido, deberán efectuarse en la forma señalada en el Reglamento del Centro de Arbitraje de la Cámara de Comercio de Caracas, en las direcciones indicadas al final de este contrato.

Ambas partes eligen a la ciudad de Caracas como domicilio especial y exclusivo, para todos los fines de este contrato.

Las direcciones de notificación de las partes son las siguientes:

"EL EMISOR": Av. Francisco de Miranda, Torre Country Club, piso 11, Chacaíto.

"EL AGENTE DE COLOCACION": Av. Alameda. Edf. Banco Venezolano de Crédito. Piso 1. Vicepresidencia-Administrativa. Urb. San Bernardino.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de autenticación.

REPUBLICA BOLIVARIANA DE VENEZUELA
1000 Mil Bolívares
SENIAT
F-02 08353686
Nombre del solicitante:

REPUBLICA BOLIVARIANA DE VENEZUELA
1000 Mil Bolívares
SENIAT
F-02 08353693
Nombre del solicitante:
Número de Identificación:
Fecha: 15/11/2004
Concepto:

[illegible] [illegible] [illegible]

REPUBLICA BOLIVARIANA DE VENEZUELA. MINISTERIO DEL INTERIOR Y JUSTICIA. DISTRITO METROPOLITANO DE CARACAS. SANDRA ROMERO DE NAVAS, NOTARIA PUBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL, Caracas, Quince (15) de Noviembre del año dos mil cuatro (2004). 194º y 145º. El anterior documento redactado por el Abogado: **NELLY GONZALEZ DIAZ,** Inscrito en el Inpreabogado bajo el No **31.291,** fue presentado para su **AUTENTICACION** y devolución según Planilla No **303554** de fecha **12-11-2004.** Presentes sus otorgantes dijeron llamarse: **JUAN ANTONIO LOVERA (Vicepresidente Corporativo de Finanzas de MANUFACTUIRAS DE PAPEL, C.A. – MANPA, S.A.C.A.), HELENA URRUTIA MOSQUERA y GERÓNIMO PAOLINI (Director y Corredor Público de Títulos Valores de VALORES VENCRED CASA DE BOLSA S.A.)** mayores de edad, domiciliados en: **CARACAS,** de nacionalidad: **VENEZOLANA,** de estado civil: Casado, Soltera y Soltero, Titulares de las Cédulas de Identidad Nos. **V- 5.534.882 , V- 6.557.708 y V-5.314.601,**respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el presente original, en presencia de la Notario, los otorgantes expusieron: **"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO".** La Notario hace constar que informó a los otorgantes del contenido, naturaleza, trascendencia y consecuencias legales del acto otorgado en conformidad con el Ordinal 2° del Artículo 78 de la Ley de Registro y del Notariado, en tal virtud lo declara legalmente autenticado en presencia de los Testigos: **OLGA VIERA y EDUARDO ELIAS SILVA,** portadores de las Cédulas de Identidad Nos.: **V-6.970.214 y V- 4.851.729,** quedando anotado bajo el No **44,** Tomo No. **222** de los Libros de Autenticaciones llevados por esta Notaría. La Notario que suscribe hace constar que tuvo a la vista: **1.-** Documento constitutivo Estatutario de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** inscrito originalmente en el Juzgado de Primera Instancia del Dtto. Federal el 31-03-1950, bajo el No. 379, Tomo 1-B, siendo su última modificación la inscrita por ante el Registro Mercantil Primero de la Circunscripción Judicial del Dtto. Federal y Edo. Miranda, el 14 de julio de 1.999, bajo el No. 35, Tomo 141-A-Pro.; Y Acta de Junta Directiva No. 921 de la mencionada Empresa, de fecha: 24-09-2004. **2.-** Documento Constitutivo Estatutario de **VALORES VENCRED CASA DE BOLSA, S.A,** inscrito por ante el Registro Mercantil de la Circunscripción Judicial del Dtto. Federal y Edo. Miranda, en fecha: 18-11-1985, bajo el No. 2, Tomo 39-A-Pro.; Acta de Junta Directiva de la mencionada Empresa, celebrada el 27 de Octubre de 2004. Para este acto la Notaria se trasladó y constituyó en: 1.- **TORRE COUNTRY CLUB, MANPA,** hoy a las: 9 AM; y 2.- **AV. ALAMEDA TORRE BCO. VENEZOLANO DE CREDITO, SAN BERNARDINO,** hoy a las: 10 AM.; a petición de parte

interesada, realizado por: ***EDUARDO ELIAS SILVA,*** *C.I.No.* ***V- 4.851.729,*** *Escribiente:* ***II,*** *Funcionario Autorizado de conformidad con el Art. 29 del Reglamento de Notarías Públicas.*

LA NOTARIO PUBLICO.-

Romero de Navas
NOTARIO PUBLICO NOVENO
DEL MUNICIPIO LIBERTADOR
DEL DTTO. CAPITAL

LOS OTORGANTES.-

JUAN ANTONIO LOVERA

HELENA URRUTIA MOSQUERA

GERÓNIMO PAOLINI

LOS TESTIGOS,

EL FUNCIONARIO AUTORIZADO.-

Nelly González Díaz
Abogado
Inpre Abogado No. 31291

42
222

República Bolivariana de Venezuela
Ministerio del Interior y Justicia
Distrito Metropolitano de Caracas
Notaría Pública Novena del Municipio
Libertador del Distrito Capital
Recibido el: 12-11-2004
Planilla de Presentación Nº 30352
Fijado para el: 15-11-2004
Derechos Arancelarios:
2004 NOV 15 PM 3:36
RECIBIDO

REPRESENTANTE COMUN PROVISIONAL DE LOS TENEDORES DE PAPELES COMERCIALES

Entre, **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Juzgado de Primera Instancia del Distrito Federal el 31 de Marzo de 1.950, bajo el N° 379, Tomo 1-B, siendo su última modificación la inscrita por ante en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de julio de 1.999, bajo el N° 35, Tomo 141-A-Pro, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA**, venezolano, mayor de edad y titular de la Cédula de Identidad No. 5.534.882, debidamente autorizado para ello en sesión de Junta Directiva de su representada de fecha 24 de Septiembre de 2004, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra el **"VENEZOLANO DE CREDITO, S.A., Banco Universal"**, sociedad mercantil domiciliada en Caracas, constituida conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de Junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de Junio de 1.925, No 3.262, transformado en Banco Universal, cambiada su denominación social y modificados íntegramente sus estatutos según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 24 de Enero de 2.002, bajo el No. 11, Tomo 6-A Pro, publicado en el Diario La Religión, el 26 de Febrero de 2.002, No. 38.218, representado en este acto por **MARIA EUGENIA GAMEZ AZPURUA**, titular de la Cédula de Identidad No. **5.566.177**, debidamente autorizada por el Comité Directivo de fecha **13** de **Julio** de **2004,** quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

PRIMERA: ACUERDO DE LA EMISION

"EL EMISOR" mediante Asamblea Ordinaria de Accionistas celebrada en Caracas el día 25 de Abril de 2003, y decisión de la Junta Directiva en su reunión No. 921 de fecha 24 de Septiembre de 2004, aprobó realizar una emisión de Papeles Comerciales al Portador hasta por la cantidad de CINCO MIL MILLONES DE BOLIVARES (Bs. 5.000.000.000,00), la cual está identificada como Emisión 2004-I, con las características, condiciones y modalidades establecidas en el respectivo Prospecto de la emisión y el Contrato de Colocación, los cuales se declaran parte integrante del presente contrato. La referida emisión ha sido autorizada por la Comisión Nacional de Valores según Resolución N° 139-2004 de fecha 27 de Octubre de 2004.

SEGUNDA: DESIGNACION

La Asamblea Ordinaria de Accionistas de **"EL EMISOR"**, en sesión de fecha 25 de Abril de 2003, acordó designar al **VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL**, como Representante Común Provisional de los Tenedores de Papeles de cada una de las series que se emitan a partir de la fecha en que se suscriba el presente contrato y en base a la autorización otorgada por la Comisión Nacional de Valores N° 139-2004.

TERCERA: ATRIBUCIONES DEL BANCO.

"EL BANCO", en su carácter de Representante Común Provisional de los Tenedores de Papeles Comerciales, tendrá todas las atribuciones y responsabilidades que le corresponda establecidas de conformidad con lo dispuesto en la Ley de Mercado de Capitales y en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, dictadas por la Comisión Nacional de Valores. El Representante Común permanecerá en hasta el vencimiento de la última serie en circulación correspondiente a la autorización para emitir Papeles Comerciales. En el caso de encontrarse **"EL EMISOR"** en mora en el cumplimiento de sus obligaciones contraídas con ocasión a la emisión de los papeles comerciales por parte del ente emisor, el

Representante Común de los Tenedores de los mencionados papeles comerciales, deberá convocar a una asamblea de tenedores de papeles comerciales, a fin de informar a los mismos de la situación.

CUARTA: DEBERES DEL EMISOR

"EL EMISOR" se obliga a informar a **"EL BANCO"** con cinco (5) días de anticipación sobre la serie que se pretenda emitir en base a la autorización señalada en la cláusula Primera del presente contrato, así como suministrar a **"EL BANCO"**, toda la información financiera, técnica, contable, legal y operativa que fuere necesaria y que estuviere relacionada con la emisión objeto de este contrato. Sin embargo **"EL BANCO"**, podrá contratar a expensas de **"EL EMISOR"** los servicios de profesionales, capaces de suministrar dicha información, a los fines de que **"EL BANCO"** pueda ejercer las funciones que sean procedentes para la defensa y protección de los derechos de los tenedores de papeles comerciales y para cumplir con los deberes establecidos en la Ley de Mercado de Capitales. **"EL BANCO"** notificará a **"EL EMISOR"** acerca de los servicios profesionales que pretenda contratar.

QUINTA: PAGO POR SERVICIOS

"EL BANCO" recibirá por los servicios inherentes a su condición Representante Común de los Tenedores de Papeles Comerciales, la cantidad de **QUINIENTOS CINCUENTA MIL BOLIVARES (Bs. 550.000,00)** mensuales, pagadera la primera mensualidad en el momento del inicio de Oferta Pública de la primera serie de esta emisión y las siguientes en la misma fecha de cada mes subsiguiente, durante la vigencia de la emisión. **"EL EMISOR"** autoriza a **"EL BANCO"** a debitar las mencionadas cantidades de la Cuenta Corriente No. 0104-0030-91-0300001963 de **"EL EMISOR"** que mantiene en el Venezolano de Crédito, S.A., Banco Universal.

SEXTA: GASTOS

Todos los gastos en que se incurra con motivo de convocatorias y publicaciones de conformidad con la Ley de Mercado de Capitales, así como las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, correrán por cuenta de **"EL EMISOR"**, los cuales serán debitados de la Cuenta Corriente No. 0104-0030-91-0300001963 de **"EL EMISOR"** que mantiene en el Venezolano de Crédito, S.A., Banco Universal.

SEPTIMA: En el caso de el **"EL EMISOR"**, previamente a la cancelación total de sus obligaciones frente a los tenedores de papeles comerciales, solicite judicialmente el estado de atraso a se encuentre en un procedimiento de quiebra o en el caso en que sea necesario exigir judicialmente el pago de las obligaciones, **"EL BANCO"** luego de tener conocimiento de la solicitud de atraso a del procedimiento de quiebra a la necesidad de proceder al cobro judicial, convocará a una Asamblea de Tenedores de Papeles Comerciales, a fin de informar a los mismos sobre la situación planteada. Igualmente, **"EL BANCO"** deberá notificar de inmediato a la Comisión Nacional de Valores, si fuese el caso, de su condición de acreedor directo de **"EL EMISOR"** con indicación de las garantías, si tuviere alguna, de su crédito directo contra la sociedad emisora y con una explicación de cuáles podrían ser lo conflictos de intereses que tenga **"EL BANCO"** en el ejercicio del cobro de su crédito directo.

OCTAVA: LEGITIMACION DE CAPITALES.

"EL BANCO" procediendo en su carácter de Representante de los Tenedores de Papeles Comerciales se obliga a cumplir con las disposiciones que le sean aplicables, contenidas en las "Normas sobre la Prevención, Control y Fiscalización de las operaciones de legitimación de capitales aplicables al mercado de capitales venezolano", dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 36.411 de fecha 11 de marzo de 1.998.

NOVENA: A todos los efectos queda entendido que **"EL BANCO"** por este contrato solo asume las obligaciones inherentes a su condición de Representante Común de los Tenedores de Papeles y en ningún caso se responsabiliza por cualquier incumplimiento atribuible a **"EL EMISOR"**, a su falta o retraso en el pago o a la veracidad de la información suministrada a la Comisión Nacional de Valores. En todo caso, **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, queda obligada a notificar a **"EL BANCO"** de manera inmediata sobre cualquier hecho, evento o situación que pudiera influir sobre el cumplimiento de sus obligaciones en referencia a la emisión de Papeles Comerciales a que se contrae este contrato.

DECIMA: DOMICILIO

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos tribunales declaran expresamente someterse.

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificada a continuación:

EL EMISOR:

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.:

Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaito. Caracas, Venezuela.

EL BANCO:

VENEZOLANO DE CREDITO, S. A., BANCO UNIVERSAL:

Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia de Revisión e Información Jurídica. Caracas.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de su autenticación.


BOLIVARIANA
1000
Mil Bolívares
F -02 08353691
Nombre del solicitante:
Número de identificación:
Fecha:
Concepto:

REPUBLICA BOLIVARIANA DE VENEZUELA. MINISTERIO DEL INTERIOR Y JUSTICIA. DISTRITO METROPOLITANO DE CARACAS. SANDRA ROMERO DE NAVAS, NOTARIA PUBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL, Caracas, Quince (15) de Noviembre del año dos mil cuatro (2004). 194º y 145º. El anterior documento redactado por el Abogado: **NELLY GONZALEZ DIAZ,** Inscrito en el Inpreabogado bajo el No **31.291,** fue presentado para su **AUTENTICACION** y devolución según Planilla No **303552** de fecha **12-11-2004.** Presentes sus otorgantes dijeron llamarse: **JUAN ANTONIO LOVERA (Vicepresidente Corporativo de Finanzas de MANUFACTUIRAS DE PAPEL, C.A. – MANPA, S.A.C.A.), y MARIA EUGENIA GAMEZ AZPURUA (En REPRESENTACIÓN DE VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL),** mayores de edad, domiciliados en: **CARACAS,** de nacionalidad: **VENEZOLANA,** de estado civil: Casado y Y Soltera, Titulares de las Cédulas de Identidad Nos. **V- 5.534.882 y V- 5.566.177,** respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el presente original, en presencia de la Notario, los otorgantes expusieron: **"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO".** La Notario hace constar que informó a los otorgantes del contenido, naturaleza, trascendencia y consecuencias legales del acto otorgado en conformidad con el Ordinal 2° del Artículo 78 de la Ley de Registro y del Notariado, en tal virtud lo declara legalmente autenticado en presencia de los Testigos: **OLGA VIERA y EDUARDO ELIAS SILVA,** portadores de las Cédulas de Identidad Nos.: **V-6.970.214 y V- 4.851.729,** quedando anotado bajo el No **42,** Tomo No. **222** de los Libros de Autenticaciones llevados por esta Notaría. La Notario que suscribe hace constar que tuvo a la vista: **1.-** Documento constitutivo Estatutario de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** inscrito originalmente en el Juzgado de Primera Instancia del Dtto. Federal el 31-03-1950, bajo el No. 379, Tomo 1-B, siendo su última modificación la inscrita por ante el Registro Mercantil Primero de la Circunscripción Judicial del Dtto. Federal y Edo. Miranda, el 14 de julio de 1.999, bajo el No. 35, Tomo 141-A-Pro.; Y Acta de Junta Directiva de la mencionada Empresa, de fecha: 24-09-2004. **2.-** Documento Constitutivo Estatutario de **VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL,** inscrito por ante el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Dtto. Federal, el 04 de Junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Dtto. Federal, de fecha: 06-06-1.925, No. 3.262, transformado en Banco Universal, cambiada su denominación social y modificados íntegramente sus Estatutos según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Dtto. Capital y Edo. Miranda, en fecha: 24-01-2002, bajo el No.11, Tomo 6-A-Pro., publicado en el Diario La

.../....

Religión, el 26 de Febrero de 2.002, No. 38.218.; Y Comité Directivo de fecha: 13-07-2004, donde se Autoriza a: ***MARIA EUGENIA GAMEZ AZPURUA,*** *para realizar el presente otorgamiento. Para este acto la Notaria se trasladó y constituyó en: 1.-* ***TORRE COUNTRY CLUB, MANPA,*** *hoy a las: 9 AM; y 2.-* ***AV. ALAMEDA TORRE BCO. VENEZOLANO DE CREDITO, SAN BERNARDINO,*** *hoy a las: 10 AM; a petición de parte interesada, realizado por:* ***EDUARDO ELIAS SILVA,*** *C.I.No.* ***V- 4.851.729,*** *Escribiente:* ***II,*** *Funcionario Autorizado de conformidad con el Art. 29 del Reglamento de Notarías Públicas.*

LA NOTARIO PUBLICO.-

NOTARIO PUBLICO NOVENO DEL MUNICIPIO LIBERTADOR DISTRITO CAPITAL

LOS OTORGANTES.-

JUAN ANTONIO LOVERA

MARIA E. GAMEZ AZPURUA

LOS TESTIGOS.

EL FUNCIONARIO AUTORIZADO.-

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

Ministerio del Interior y Justicia
Distrito Metropolitano de Caracas
Notaría Pública
Recibido el: 12-11-2004
Planilla de Pago: 303553
Fijado para el día: 15-11-2004

CONTRATO DE AGENTE CUSTODIO

Entre **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Juzgado de Primera Instancia del Distrito Federal el 31 de Marzo de 1.950, bajo el N° 379, Tomo 1-B, siendo su última modificación la inscrita por ante en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de julio de 1.999, bajo el N° 35, Tomo 141-A-Pro, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA,** venezolano, mayor de edad y titular de la Cédula de Identidad No. 5.534.882, debidamente autorizado para ello en sesión de Junta Directiva de su representada de fecha 24 de Septiembre de 2004, quien en lo sucesivo se denominará **"EL EMISOR",** por una parte y por la otra el **"VENEZOLANO DE CREDITO, S.A., Banco Universal",** sociedad mercantil domiciliada en Caracas, constituida conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de Junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de Junio de 1.925, No 3.262, transformado en Banco Universal, cambiada su denominación social y modificados íntegramente sus estatutos según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 24 de Enero de 2.002, bajo el No. 11, Tomo 6-A Pro, publicado en el Diario La Religión, el 26 de Febrero de 2.002, No. 38.218, representado en este acto por **MARIA EUGENIA GAMEZ AZPURUA,** titular de la Cédula de Identidad No. **5.566.177**, debidamente autorizada por el Comité Directivo de fecha **13** de **Julio** de **2004,** quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

PRIMERA : El presente contrato regula todo lo concerniente al servicio que **"EL BANCO"** prestará a **"EL EMISOR"**, por la guarda y custodia de los Títulos Únicos y/o Macrotítulos que éste emita para cada una de las series correspondientes a la Emisión de Papeles Comerciales al Portador, que por un monto de **CINCO MIL MILLONES DE BOLIVARES (Bs. 5.000.000.000,00)**, emitirá **"EL EMISOR".** La presente Emisión fue aprobada por la Asamblea General Ordinaria de Accionistas celebrada el 25 de Abril de 2.003, y con lo decidido por la Junta Directiva en sesión de fecha 24 de Septiembre de 2.004, para ser colocada a través de Oferta Pública, y fue autorizada por la Comisión Nacional de Valores, según resolución N° 139-2004 de fecha 27 de Octubre de 2004, con la obligación del **VENEZOLANO DE CREDITO, S.A., Banco Universal**, de devolverlos a **"EL EMISOR"**, al vencimiento de cada uno de ellos.

SEGUNDA : **"EL EMISOR"** designa al **VENEZOLANO DE CREDITO, S.A., Banco Universal** como **AGENTE CUSTODIO** de los Títulos Únicos y/o Macrotítulos que emita para cada una de las series de la emisión identificada en la cláusula anterior. A tal efecto, **"EL EMISOR"** autoriza al **VENEZOLANO DE CREDITO, S.A., Banco Universal** para que proceda a emitir los correspondientes certificados de custodia negociables, que evidencien la titularidad del porcentaje del adquiriente del Macrotítulo de papeles comerciales. Para la impresión, por parte del **AGENTE CUSTODIO,** de los certificados de custodia, deberá atenerse única y exclusivamente al listado que proporcionará EL/LOS AGENTES DE COLOCACION, debidamente firmado por los funcionarios autorizados a tal efecto y previa confirmación de **"EL EMISOR"**, donde deberán informar acerca del nombre de cada inversionista, el monto adquirido, la serie a la cual pertenece, el vencimiento de la misma y el porcentaje de la participación.

El **AGENTE CUSTODIO** procederá a la emisión de los Certificados de Custodia Negociables, siempre y cuando haya recibido por parte de **EL EMISOR**, el Título Único

y/o Macrotítulo de la serie y la información proporcionada por el/los Agentes de Colocación. Los Certificados de Custodia negociables deberán contener en su texto la siguiente información: a) Tipo de certificado; b) Denominación del emisor del certificado; c) Porcentaje de participación sobre el Macrotítulo; d) Identificación de la serie y sus principales características; e) Autorización de la emisión otorgada por la Comisión Nacional de Valores y f) Las firmas autorizadas del Agente Custodio.

TERCERA: EL EMISOR responde de la autenticidad de los Títulos Únicos y/o Macrotítulos entregados al **AGENTE CUSTODIO** y queda expresamente entendido que **EL EMISOR** es el único deudor y se encuentra obligado frente a los tenedores de Papeles Comerciales, al pago tanto de capital como del rendimiento de dichos papeles contenidos en el Título Único y/o Macrotítulo, desde el mismo momento en que el **AGENTE CUSTODIO**, les haga entrega de los Certificados de Custodia negociables, objeto de esta operación.

CUARTA: Es entendido que el **VENEZOLANO DE CREDITO, S.A., Banco Universal,** actuando como Agente Custodio de las series que integran la Emisión de Papeles Comerciales, no asume otra responsabilidad que no sea la que se derive del cumplimiento del presente contrato y, en consecuencia, no se responsabiliza de las obligaciones a cargo de **"EL EMISOR"**, en relación a la Emisión de Papeles Comerciales indicadas en la Cláusula Primera de éste contrato. Por lo tanto, el **VENEZOLANO DE CREDITO, S.A., Banco Universal**, en su carácter de Agente Custodio, no garantiza a los Tenedores de los Papeles Comerciales o a los Tenedores de los Certificados de Custodia Negociables, el pago de capital e intereses por parte de **"EL EMISOR"**

La obligación de **"EL AGENTE CUSTODIO"** de realizar, por cuenta de **"EL EMISOR"**, la custodia y emisión de los Certificados de Custodia Negociables, está sujeta a las condiciones siguientes:

a) **"EL AGENTE CUSTODIO"** debe haber recibido el Título Único y/o Macrotítulos por parte de **"EL EMISOR"**, dentro de los dos (2) días anteriores al inicio de la oferta pública de la serie que se trate.

b) **"EL AGENTE DE PAGO"** debe haber recibido las instrucciones originales por parte de los Agentes de Colocación designados por EL EMISOR, previamente conformada por éste.

QUINTA: "EL EMISOR" se obliga a suministrar a **"EL BANCO"** toda la información requerida para que éste pueda cumplir con las estipulaciones de este contrato. **"EL EMISOR"** se obliga a notificar de inmediato y por escrito a **"EL AGENTE CUSTODIO"**, cualquier hecho relevante relacionado con la Emisión de Papeles Comerciales, su circulación, su vencimiento.

SEXTA: "EL BANCO" percibirá por sus servicios como Agente Custodio la cantidad de **CUATROCIENTOS CINCUENTA MIL BOLIVARES (Bs. 450.000,00)** mensuales, contados a partir de la emisión de la oferta pública de la primera serie que integre la Emisión de Papeles Comerciales identificada en la cláusula primera de este contrato, los cuales serán debitados de la cuenta corriente N° 0104-0030-91-0300001963, que mantiene **"EL EMISOR"** en el VENEZOLANO DE CREDITO, S.A., Banco Universal, para lo cual **"EL EMISOR"** autoriza a **"EL AGENTE CUSTODIO"**, para efectuar dichos cargos mensuales.

SEPTIMA: Este contrato tendrá vigencia desde la fecha de inicio de la colocación de la primera serie de Papeles Comerciales que integra la emisión a que se refiere este contrato y hasta tanto haya sido redimido y pagado el Título Único y/o Macrotítulos de la última

serie que integre la emisión identificada en este contrato, sin embargo, las partes, de mutuo acuerdo, podrán darlo por terminado en cualquier momento, previa notificación por escrito, con al menos treinta (30) días de anticipación a la fecha de terminación.

2004 NOV 16 PM 3:36 RECIBIDO

OCTAVA: De conformidad a lo establecido en las Normas sobre prevención, control y fiscalización de las operaciones de legitimación de capitales aplicables al mercado de capitales venezolano" publicadas en la Gaceta Oficial N° 36.411 del 11 de marzo de 1.998, será por cuenta de **EL EMISOR** la obligación de llevar el registro de las personas naturales y jurídicas que adquieran los papeles comerciales relacionadas con la presente emisión, tal y como lo establece las referidas normas.

NOVENA: Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos Tribunales declaran expresamente someterse.

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificadas a continuación:

EL EMISOR:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaito. Caracas, Venezuela.

EL AGENTE CUSTODIO:

VENEZOLANO DE CREDITO, S.A., Banco Universal.

Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria. Caracas.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de su autenticación.

REPUBLICA BOLIVARIANA DE VENEZUELA. MINISTERIO DEL INTERIOR Y JUSTICIA. DISTRITO METROPOLITANO DE CARACAS. SANDRA ROMERO DE NAVAS, NOTARIA PUBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL, Caracas. ONCE (15) de NOVIEMBRE del año dos mil cuatro (2004). 194º y 145º. El anterior documento redactado por el Abogado: **NELLY GONZALEZ DIAZ,** Inscrito en el Inpreabogado bajo el No **31.291**, fue presentado para su **AUTENTICACION** y devolución según Planilla No **303553** de fecha **12-11-2004.** Presentes sus otorgantes dijeron llamarse: **JUAN ANTONIO LOVERA (Vicepresidente Corporativo de Finanzas de MANUFACTUIRAS DE PAPEL, C.A. – MANPA, S.A.C.A), y MARIA EUGENIA GAMEZ AZPURUA (En REPRESENTACIÓN DE VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL),** mayores de edad, domiciliados en: **CARACAS,** de nacionalidad: **VENEZOLANA,** de estado civil: CASADO y Y SOLTERA, Titulares de las Cédulas de Identidad Nos. **V- 5.534.882 y V- 5.566.177,** respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el presente original, en presencia de la Notario, los otorgantes expusieron: **"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO".** La Notario hace constar que informó a los otorgantes del contenido, naturaleza, trascendencia y consecuencias legales del acto otorgado en conformidad con el Ordinal 2° del Artículo 78 de la Ley de Registro y del Notariado, en tal virtud lo declara legalmente autenticado en presencia de los Testigos: **OLGA VIERA y EDUARDO ELIAS SILVA,** portadores de las Cédulas de Identidad Nos.: **V-6.970.214 y V- 4.851.729,** quedando anotado bajo el No **43,** Tomo No. **222** de los Libros de Autenticaciones llevados por esta Notaría. La Notario que suscribe hace constar que tuvo a la vista: **1.-** Documento constitutivo Estatutario de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** inscrito originalmente en el Juzgado de Primera Instancia del Dtto. Federal el 31-03-1950, bajo el No. 379, Tomo 1-B, siendo su última modificación la inscrita por ante el Registro Mercantil Primero de la Circunscripción Judicial del Dtto. Federal y Edo. Miranda, el 14 de julio de 1.999, bajo el No. 35, Tomo 141-A-Pro.; Y Acta de Junta Directiva de la mencionada Empresa, de fecha: 24-09-2004. **2.-** Documento Constitutivo Estatutario de **VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL,** inscrito por ante el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Dtto. Federal, el 04 de Junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Dtto. Federal, de fecha: 06-06-1.925, No. 3.262, transformado en Banco Universal, cambiada su denominación social y modificados íntegramente sus Estatutos según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Dtto. Capital y Edo. Miranda, en fecha: 24-01-2002, bajo el No.11, Tomo 6-A-Pro., publicado en el Diario La

.../...

Religión, el 26 de Febrero de 2.002, No. 38.218.; Y Comité Directivo de fecha: 13-07-2004, donde se Autoriza a: ***MARIA EUGENIA GAMEZ AZPURUA,*** *para realizar el presente otorgamiento. Para este acto la Notaria se trasladó y constituyó en: 1.-* ***TORRE COUNTRY CLUB, MANPA*** *hoy a las: 9 AM; y 2.-* ***AV. ALAMEDA TORRE BCO VENEZOLANO DE CREDITO, SAN BERNARDINO,*** *hoy a las: 10 AM; a petición de parte interesada, realizado por:* ***EDUARDO ELIAS SILVA,*** *C.I.No.* ***V- 4.851.729,*** *Escribiente:* ***II,*** *Funcionario Autorizado de conformidad con el Art. 29 del Reglamento de Notarías Públicas.*

LA NOTARIO PUBLICO.-

Dra. ... Romero de Navas
NOTARIO PUBLICO NOVENO
DEL MUNICIPIO LIBERTADOR
DTTO. CAPITAL

LOS OTORGANTES.-

JUAN ANTONIO LOVERA

MARIA E. GAMEZ AZPURUA

LOS TESTIGOS,

EL FUNCIONARIO AUTORIZADO.-